SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2008
_______________________________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)
_______________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s Second Quarter and First Half 2008:

•      Operating and Financial Review and Prospects;

•      Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders’ Equity and related Notes for the three months and six months ended June 28, 2008; and

•      Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity for the three months and six months ended June 28, 2008 and Notes thereto included elsewhere in this Form 6-K and in our annual report on Form 20-F for the year ended December 31, 2007 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 3, 2008 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Critical Accounting Policies Using Significant Estimates,” “Business Outlook” and “Liquidity and Capital Resources—Financial Outlook.” Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F.  We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements, which we discuss under the section “Results of Operations.” Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances; reserves for price protection to certain distributor customers; allowances for doubtful accounts; inventory reserves and normal manufacturing loading thresholds to determine costs to be capitalized in inventory; accruals for warranty costs, litigation and claims; assumptions used to discount monetary assets expected to be recovered beyond one year; valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values; estimated values of the consideration to be received and used as fair value for the asset group classified as assets held for sale; evaluation of the fair value of marketable securities available-for-sale for which no observable market price is obtainable and assessment of any potential impairment; estimates relating to the valuation of business transactions and relevant accounting considerations; restructuring charges; other non-recurring special charges; assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon future performance condition achievement; assumptions used to measure and recognize a liability for the fair value of the obligation we assume at the inception of a guarantee; assessment of hedge effectiveness of derivative instruments; deferred income tax assets, including required valuation allowances and liabilities; and provisions for specifically identified income tax exposures and income tax uncertainties. We base our estimates and assumptions on historical experience and on various other factors such as market trends, market comparables, business plans and levels of materiality that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:

•           Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when all of the following conditions have been met: (a) persuasive evidence of an arrangement exists; (b)

delivery has occurred; (c) the selling price is fixed or determinable; and (d) collectibility is reasonably assured. This usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distributor customers on their existing inventory of our products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within our control. We accrue a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represents differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant move in the current market price. The short outstanding inventory time period, visibility into the standard inventory product pricing (as opposed to certain customized products) and long distributor pricing history have enabled us to reliably estimate price protection provisions at period-end. We record the accrued amounts as a deduction of revenue at the time of the sale. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers occasionally return our products from time to time for technical reasons. Our standard terms and conditions of sale provide that if we determine that products are non-conforming, we will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. In certain cases, when the products we have supplied have been proven to be defective, we have agreed to compensate our customers for claimed damages in order to maintain and enhance our business relationship. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are always associated with end-user customers, not with distribution channels. We provide for such returns when they are considered as probable and can be reasonably estimated. We record the accrued amounts as a reduction of revenue.

Our insurance policies relating to product liability only cover physical and other direct damages caused by defective products. We do not carry insurance against immaterial, non-consequential damages. We record a provision for warranty costs as a charge against cost of sales based on historical trends of warranty costs incurred as a percentage of sales which we have determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. Any potential warranty claims are subject to our determination that we are at fault and liable for damages, and that such claims usually must be submitted within a short period following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. Our contractual terms and conditions typically limit our liability to the sales value of the products, which gave rise to the claims.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers’ inability to make required payments. We base our estimates on historical collection trends and record a provision accordingly. Furthermore, we are required to evaluate our customers’ credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. In the first half of 2008, we did not record any new material specific provision related to bankrupt customers in addition to our standard provision of 1% of total receivables based on estimated historical collection trends. If we receive information that the financial condition of our customers has deteriorated, resulting in an impairment of their ability to make payments, additional allowances could be required.

While the majority of our sales agreements contain standard terms and conditions, we may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Where multiple elements exist in an arrangement, the arrangement is allocated to the different elements based upon verifiable objective evidence of the fair value of the elements, as governed under Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

•           Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including In-Process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are instead subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At June 28, 2008, the value of goodwill amounted to $315 million, of which $17 million was registered in the first half of 2008 following the acquisition of Genesis Microchip Inc. (“Genesis”).

•           Impairment of goodwill. Goodwill recognized in business combinations is not amortized and is instead subject to an impairment test to be performed on an annual basis, or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a reporting unit level, which represents a component of an operating segment for which discrete financial information is available and is subject to regular review by segment management. This impairment test determines whether the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit, including its allocated goodwill. If lower, the implied fair value of the reporting unit goodwill is then compared to the carrying value of the goodwill and an impairment charge is recognized for any excess. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows including: the applicable industry’s sales volume forecast and selling price evolution; the reporting unit’s market penetration; the market acceptance of certain new technologies and relevant cost structure; the discount rates applied using a weighted average cost of capital; and the perpetuity rates used in calculating cash flow terminal values. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill. No impairment of goodwill charges were recorded in the first half of 2008.

•           Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. Intangible assets subject to amortization are reflected net of any impairment losses. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In determining recoverability, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the intangible assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. An impairment loss is recognized for the excess of the carrying amount over the fair value. We normally estimate the fair value based on the projected discounted future cash flows associated with the intangible assets. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry’s sales volume forecast and selling price evolution; our market penetration; the market acceptance of certain new technologies; and the relevant cost structure. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired may not be in line with our estimates and may therefore require impairment of certain intangible assets. We did not record any charges related to an impairment of intangible assets subject to amortization in the first half of 2008. At June 28, 2008, the value of intangible assets subject to amortization amounted to $309 million.

•           Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which may become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution. We estimate the useful life for the majority of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years, except for our 300-mm manufacturing equipment as stated below. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is placed into service. In the first quarter of 2008 we launched our first solely-owned 300-mm production facility in Crolles (France).  Consequently, we assessed the useful life of our 300-mm manufacturing equipment based on relevant economic and technical factors. Our conclusion was that the appropriate depreciation period for such 300-mm equipment is 10 years. This policy was applied starting January 1, 2008.

We evaluate each period when there is reason to suspect that the carrying value of tangible assets or groups of assets might not be recoverable. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets or available evidence of obsolescence of an asset, strategic management decisions impacting production or an indication that its economic performance is, or will be, worse than expected and a more likely than not expectation that assets will be sold or disposed of prior to their estimated useful life. In determining the recoverability of assets to be held and used, we initially assess whether the carrying value exceeds the undiscounted cash flows associated with the tangible assets or group of assets. If exceeded, we then evaluate whether an impairment charge is required by determining if the asset’s carrying value also exceeds its fair value. We normally estimate this fair value based on independent market appraisals or the sum of discounted future cash flows, using market assumptions such as the utilization of our fabrication facilities and the ability to upgrade such facilities, change in the selling price and the adoption of new technologies. We also evaluate the continued validity of an asset’s useful life when impairment indicators are identified. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Selling costs include incremental direct costs to transact the sale that we would not have incurred except for the decision to sell.

Our evaluations are based on financial plans updated with the latest projections of the semiconductor market evolution and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and which are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore are subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss.

•           Inventory. Inventory is stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity; these costs are not included in the valuation of inventories but are charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory provisions, which would have a negative impact on our gross margin.

•           Asset disposal. On March 30, 2008 we closed the deal for the creation of the Numonyx venture in partnership with Intel and Francisco Partners. We contributed our flash memory business (“FMG”) to the newly created entity on such date. FMG deconsolidation was reported as a first quarter 2008 event.  Thus, our consolidated statements of income for the first half of 2008 contain only one quarter of FMG activity.  As a result of changes to the terms of the transaction from those expected at December 31, 2007 and an updated market value of comparable companies, we incurred in the first half of 2008 an additional impairment loss of $189 million and $12 million of restructuring and other related closure charges. The total loss recognized from the FMG business disposal amounted to $1,295 million plus $18 million of other costs.

In April 2008 we adopted a plan to pursue the sale of our fab in Phoenix as a business concern instead of continuing its progressive phase out. At that date, all of the conditions for treating the assets to be sold as “Assets held for sale” in our consolidated financial statements were satisfied. Upon movement of the assets to be sold, which consisted primarily of fixed assets and inventory, to “Assets held for sale,” the relevant amortization charges were stopped under Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”). Furthermore, FAS 144 requires an impairment analysis when assets are moved to “Assets held for sale” based on the difference between the net book value and the fair value, less costs to sell, of the group of assets (and liabilities) to be sold. As a result of this review, we registered a loss of $114 million in the second quarter of 2008. Fair value less costs to sell was based on the estimated net consideration to be received upon the sale of the Phoenix fab.

•           Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us, or may require us in the future, to develop formalized plans for exiting any of our existing activities. We recognize the fair value of a liability for costs associated with exiting an activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for non-voluntary termination benefit arrangements such as severance and outplacement costs meeting the criteria for a liability as described above. Given the significance of and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we operate in a highly cyclical industry, we monitor and evaluate business conditions on a regular basis. If broader or newer initiatives, which could include production curtailment or closure of other manufacturing facilities, were to be taken, we may be required to incur additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and could have a material adverse effect on our results of operations or financial condition. In the first half of 2008, the net amount of restructuring charges and other related closure costs amounted to $66 million before taxes. See Note 7 to our Unaudited Interim Consolidated Financial Statements.

•           Share-based compensation. We are required to expense our employees’ share-based compensation awards for financial reporting purposes. We measure our share-based compensation cost based on the fair value on the grant date of each award. This cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period, usually the vesting period, and is adjusted for actual forfeitures that occur before vesting. Our share-based compensation plans may award shares contingent on the achievement of certain financial objectives, including market performance and financial results. In order to assess the fair value of this share-based compensation, we are required to estimate certain items, including the probability of meeting the market performance and financial results targets, the forfeitures and the service period of our employees. As a result, in relation to our Unvested Stock Award Plan, we recorded a total pre-tax expense of $49 million in the first half of 2008, out of which $1 million was related to the 2005 plan; $12 million to the 2006 plan; $34 million to the 2007 plan; and $2 million to the 2008 plan.

•           Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments also occur in the calculation of certain tax assets and liabilities and provisions. Furthermore, the adoption of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN 48”) requires an evaluation of the probability of any tax uncertainties and the booking of the relevant charges.

We are also required to assess the likelihood of recovery of our deferred tax assets. If recovery is not likely, we are required to record a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable, which would increase our provision for income taxes. As of June 28, 2008, we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our consolidated balance sheet, would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets (in our estimates of the valuation allowance) or a change in the tax rates applicable in the various jurisdictions, this could have an impact on our future tax provision in the periods in which these changes could occur.

•           Patent and other intellectual property litigation or claims. As is the case with many companies in the semiconductor industry, we have from time to time received, and may in the future receive, communications alleging possible infringement of patents and other intellectual property rights of others. Furthermore, we may become involved in costly litigation brought against us regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to us, we may be required to take a license to the underlying intellectual property right upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction, all of which singly or in the aggregate could have a material adverse effect on our results of operations and ability to compete. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—We depend on patents to protect our rights to our technology” included in the Form 20-F, as may be updated from time to time in our public filing.

We record a provision when we believe that it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. We regularly evaluate losses and claims with the support of our outside counsel to determine whether they need to be adjusted based on the current information available to us. Legal costs associated with claims are expensed as incurred. In the event of litigation that is adversely determined with respect to our interests, or in the event that we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize. We are in discussion with several parties with respect to claims against us relating to possible infringements of patents and similar intellectual property rights of others.

As of June 28, 2008, based on our assessment, we did not record any provisions in our financial statements relating to legal proceedings, because we had not identified any risk of probable loss that is likely to arise out of the proceedings. There can be no assurance, however, that we will be successful in resolving these proceedings. If we are unsuccessful, or if the outcome of any litigation or claim were to be unfavorable to us, we may incur monetary damages, or an injunction. Furthermore, our products as well as the products of our customers which incorporate our products may be excluded from entry into U.S. territory pursuant to an exclusion order.

•           Pension and Post Retirement Benefits. Our results of operations and our consolidated balance sheet include the impact of pension and post retirement benefits that are measured using actuarial valuations. At June 28, 2008, our pension obligations amounted to $304 million based on the assumption that our employees will work with us until they reach the age of retirement. These valuations are based on key assumptions, including discount rates, expected long-term rates of return on funds and salary increase rates. These assumptions are updated on an annual basis at the beginning of each fiscal year or more frequently upon the occurrence of significant events. Any changes in the pension schemes or in the above assumptions can have an impact on our valuations.

•           Other claims. We are subject to the possibility of loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when we believe that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether our provisions need to be adjusted based on the current information available to us. In the event we are unable to estimate in a correct and timely manner the amount of such loss, this could have a material adverse effect on our results of operations or financial condition at the time such loss were to materialize.

Fiscal Year

Under Article 35 of our Articles of Association, our financial year extends from January 1 to December 31, which is the period end of each fiscal year. The first quarter of 2008 ended on March 30, 2008. The second quarter of 2008 ended on June 28, 2008 and the third quarter of 2008 will end on September 27, 2008. The fourth quarter of 2008 will end on December 31, 2008. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year.

Business Overview

The total available market is defined as the “TAM,” while the serviceable available market, the “SAM,” is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors (“MPU”), dynamic random access memories (“DRAM”), and optoelectronics devices).  In light of the closing of the Numonyx transaction, SAM will also now exclude Flash Memory products.

Despite the difficult conditions in the global economy, in the first half of 2008 the semiconductor industry registered a good performance compared to the equivalent period in 2007. Based on most recently published estimates, semiconductor industry revenues in the first half of 2008 increased year-over-year by 5.4% for the TAM and 10.2% for the SAM to reach approximately $128 billion and $78 billion, respectively, on a year-to-date basis.

After the deconsolidation of our FMG segment, which was completed on March 30, 2008, our operating results are no longer directly comparable to previous periods. Accordingly, in order to provide a more accurate comparison to prior periods, we have excluded the Flash segment.

Excluding the Flash segment, our growth in revenues was 13.2%, which was above the TAM and the comparable SAM. Such performance reflected double digit growth in all main market applications except for Automotive which had more moderate growth.

On a year-over-year basis, our second quarter 2008 net revenues excluding Flash increased by 14.6%, driven by all market applications and again outperforming the SAM which increased by 11.5%.

On a sequential basis, our revenues increased 9.7% excluding Flash, driven by good performance in our Telecom, Industrial & Others and Consumer sectors. Sequentially, we registered an increase significantly higher than the TAM and the SAM which had an estimated growth rate of 3.0% and 3.9%, respectively.

In the first half of 2008, our effective exchange rate was $1.51 for €1.00, which reflects current exchange rate levels and the impact of certain hedging contracts, compared to an effective exchange rate of $1.31 for €1.00 in the first half of 2007. In the second quarter of 2008 our effective exchange rate was $1.55, while in the first quarter of 2008 and in the second quarter of 2007 our effective exchange rate was $1.47 and $1.33, respectively, for €1.00. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates” below.

Our gross margin for the first half of 2008 increased to 36.5%, compared to 34.6% in the first half of 2007 despite the negative impact of the weakening U.S. dollar and declining selling prices, primarily due to our good performance in sales and our enhanced manufacturing efficiencies. Excluding Flash, our gross margin would have been 37.2% in the first half of 2008 and 37.4% in the first half of 2007.

On a year-over-year basis, our second quarter gross margin experienced a similar trend, increasing from 34.7% to 36.8%. Excluding Flash, our second quarter of 2007 gross margin would have been 37.8%.

On a sequential basis, our gross margin increased from 36.3% in the first quarter of 2008 to 36.8%, despite declining sales prices, as a result of the combined effect of our good performance in sales and our improved manufacturing efficiencies. Our second quarter of 2008 performance was in line with the guidance that indicated a gross margin of approximately 37% plus or minus 1 percentage point.

Our operating expenses, comprising selling, general and administrative expenses and research and development, increased in the first half of 2008 compared to previous periods due to several specific factors: the significantly unfavorable U.S. dollar impact; additional charges following the acquisition of Genesis and a 3G wireless design team, as well as some one time charges such as higher share-based compensation costs for our employees and members and professionals of the Supervisory Board; and charges in the amount of $21 million that were booked as a write-off of In-Process R&D related to Genesis purchase accounting. R&D expenses in the first half of 2008 were net of $73 million of tax credits associated with our on-going programs following the amendment of a law in one of our jurisdictions.

In the first half of 2008, in connection with the FMG deal closure and some changes in certain terms of the transaction, we registered an additional impairment loss of $189 million and other related closure costs of $12 million. Furthermore, upon the receipt of certain offers from third parties we are planning to sell our fab in Phoenix, which we had previously scheduled to close; consequently, we registered an impairment loss of $114 million which is the difference between the book value of the assets we plan to sell and their estimated fair value.  This loss is mostly in anticipation of non cash impairment of cash restructuring charges to be incurred in the following quarters under the phase-out plan.

Our other income and expenses improved significantly in the first half of 2008, supported by an increase in R&D funding, a favorable result in our currency exchange transactions and lower start-up costs.  In the first half of 2008 we registered income of $39 million compared to a loss of $3 million in the equivalent period in 2007.

Our operating result in the first half of 2008 was negative largely due to additional impairment charges; however, it improved compared to the first half of 2007, which included an $857 million impairment loss mainly related to the FMG deconsolidation.

Due to variations in our impairment and other restructuring charges, and the deconsolidation of the FMG segment, we believe that our operating results are no longer directly comparable to previous periods.  Accordingly, in order to provide a more accurate comparison to prior periods, we believe the Flash segment, and impairment and restructuring charges, should be excluded. If you were to exclude impairment and other restructuring charges, as well as the FMG segment, our operating results were $239 million in the first half of 2008, slightly decreasing compared to the $250 million registered in the same prior year period. This weaker operating performance was primarily due to the negative impact of the U.S. dollar exchange rate (for an estimated amount of $243 million) and declining selling prices, both of which were largely offset by the improved performance registered in our sales and manufacturing activities, as well as our improved product mix.

The valuation of the fair-value of our Auction Rate Securities – purchased in our account by Credit Suisse Securities LLC contrary to our instruction – required recording an additional other-than-temporary impairment charge of $69 million in the first half of 2008, of which $39 million were recorded in the second quarter of 2008.

Interest income was generated by the high level of cash, cash equivalents and marketable securities held by us and also benefited from $4 million received on the long-term subordinated notes from Numonyx.

In summary, our profitability during the first half of 2008 was negatively impacted by the following factors:

•      Negative pricing trends;

•      The weakening of the U.S. dollar exchange rate;

•      The additional impairment loss booked in relation to the deconsolidation of the FMG business;

•      The higher level of operating expenses;

•      The impairment loss recorded in relation to our plan to sell our fab in Phoenix; and

•      The other-than-temporary loss on Auction Rate Securities investments.

The factors above were partially offset by the following favorable elements:

•      Sales performance compared to the first half of 2007, which benefited from an improved product mix; and

•      Continuous improvement in our manufacturing performances, including the suspension of depreciation on our FMG assets.

Our revenue performance in the second quarter clearly demonstrates significant improvements in our product portfolio, leading to gains in market share for us. Moreover, we believe that we will continue to experience these gains as we move through the remainder of 2008.

In addition to strong revenue results, our gross margin and operating expenses were essentially in-line with our initial expectations. This led to a sequential improvement in our operating performance and in diluted earnings-per-share when excluding impairment and restructuring charges and other than temporary impairment charges.

Due to the continued and substantial decline of the U.S. dollar, our profitability improvements continued to be significantly offset by negative currency fluctuations. We estimate that on a year-over-year basis, our operating profit was adversely affected by approximately $134 million.

Business Outlook

Despite the current macroeconomic situation, we expect our sequential net revenue evolution to be in the range of (1)% to 6%, which represents year-over-year growth of between 7% and 14%. Our third quarter 2008 gross margin is expected to be the same as our second quarter result of 36.8%, plus or minus one percentage point. Such an  outlook is based on an assumed currency exchange rate of approximately $1.57 to €1.00 for the third quarter of 2008, which reflects current exchange rate levels and our existing hedging contracts. Additionally, this outlook is provided for our company as currently configured and does not take into account the potential impact of our wireless joint venture with NXP, which closed on July 28, 2008 and will start operations on August 2, 2008. Our third quarter 2008 result will also include our pro rata portion of Numonyx’s second quarter 2008 financial performance in the income statement line “earnings (loss) on equity investments,” reflecting an anticipated one quarter delay in reporting.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” herein and “Item 3. Key Information—Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments in the First Half of 2008

On January 15, 2008, we announced that the following individuals had been appointed as new executive officers, all reporting to President and Chief Executive Officer Carlo Bozotti: Orio Bellezza, as Executive Vice President and General Manager, Front-End Manufacturing; Jean-Marc Chery, as Executive Vice President and Chief Technology Officer; Executive Vice President Andrea Cuomo, as Executive Vice President and General Manager of our Europe Region, who will also maintain his responsibility for the Advanced System Technology organization; Loïc Lietar, as Corporate Vice President, Corporate Business Development; and Pierre Ollivier, as Corporate Vice President and General Counsel. In addition, we announced the hiring and appointment of Alisia Grenville as Corporate Vice President, Chief Compliance Officer, and the retirement of both Laurent Bosson, as Executive Vice President for Front-End Technology and Manufacturing, and Enrico Villa, as Executive Vice President and General Manager of our Europe Region.

On January 17, 2008, we acquired effective control of Genesis under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, we acquired the remaining common shares of Genesis that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary that was merged with and into Genesis promptly thereafter. Additional direct costs associated with the acquisition are estimated to be approximately $8 million and have been accrued as at June 28, 2008. On closing, Genesis became part of our Home Entertainment & Displays business activity which is part of the Application Specific Product Groups segment. The purchase price allocation resulted in the recognition of: $11 million in marketable securities; $14 million in property, plant and equipment; $44 million on deferred tax assets and intangible assets including $44 million of core technologies; $27 million related to customer relationships, $2 million in trademarks, $17 million of goodwill and $2 million of liabilities net of other current assets. We also recorded in the first quarter of 2008 $21 million of In-Process research and development that we immediately wrote-off. Such In-Process research and development charge was recorded on the line “Research and development expenses” in our consolidated statements of income for the first quarter of 2008.

On March 30, 2008, we, together with Intel and Francisco Partners announced the closing of our previously announced Numonyx joint venture transaction. At the closing, we contributed our flash memory assets and businesses in NOR and NAND, including our Phase Change Memory (“PCM”) resources and NAND joint venture interest, to Numonyx in exchange for a 48.6% equity ownership stake in common stock and $155.6 million in long-term subordinated notes. These long-term notes yield interest at appropriate market rates at inception. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P., a private equity firm, invested $150 million in cash. Intel and Francisco Partners’ equity ownership interests in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible stock of Francisco Partners includes preferential payout rights. In addition, Intel and Francisco Partners received long-term subordinated notes of $144.4 million and $20.2 million, respectively. In liquidation events in which proceeds are insufficient to pay off  the term loan, revolving credit facility and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired. Also at the closing, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from Intesa Sanpaolo S.p.A. and Unicredit Banca d’Impresa S.p.A. The loans have a four-year term and we and Intel have each granted in favor of Numonyx a 50% guarantee not joint and several, for indebtedness. At close, Numonyx had a cash position of about $585 million. The closing of the transaction also includes certain supply agreements and transition service agreements for administrative functions between Numonyx and us. The transition service agreements have terms up to one year with fixed monthly or usage based payments.

On April 10, 2008, we announced our agreement with NXP, an independent semiconductor company founded by Philips, to combine our respective key wireless operations to form a joint venture company with strong relationships with all major handset manufacturers. The new company will have the scale to better meet customer needs in 2G, 2.5G, 3G, multimedia, connectivity and all future wireless technologies. The combined venture will be created from successful businesses that together generated approximately $3 billion in revenue in 2007 and will own thousands of important communication and multimedia patents. We will take an 80% stake in the joint venture. NXP will receive $1.55 billion from us, including a control premium, to be funded from outstanding cash. The new organization will be fabless and is designed to be in a very healthy financial position, without debt, and able to grow its business with all of the leading cellular handset manufacturers. We have also agreed on a future exit mechanism for NXP’s ongoing 20% stake, which involves put and call options, exercisable beginning three years from the formation of the joint venture or earlier under certain conditions, at a strike price based on actual future financial results, with a 15% spread. The new company will be incorporated and headquartered in Switzerland with approximately 7,500 employees worldwide. The joint venture will operate its own competitive assembly and test facilities in Calamba, Philippines and Muar, Malaysia. NXP’s Calamba site as a whole will be transferred to the joint venture. In addition, part of our back-end operations in Muar will be separated from our existing facility in the area and transferred to the joint venture. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, will start operations on August 2, 2008. At closing, we received an 80% stake in the joint venture and paid NXP $1,550 million, including a control premium, that was funded from outstanding cash. NXP will continue to own a 20% interest in the venture; however, we and NXP have agreed on a future exit mechanism for NXP’s interest, which involves put and call options based on the financial results of the business that are exercisable starting three years from the formation of the joint venture, or earlier under certain conditions. We will consolidate the joint venture; however, the purchase price has not yet been allocated.

At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved the following proposals of our Managing Board upon the recommendation of our Supervisory Board:

•	The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, of Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer;

•
The reappointment for a three-year term, expiring at the 2011 Annual General Meeting, for the following members of the Supervisory Board: Mr. Gérald Arbola, Mr. Tom de Waard, Mr. Didier Lombard and Mr. Bruno Steve;

•	The appointment for a three-year term, expiring at the 2011 Annual General Meeting, as a member of the Supervisory Board of Mr. Antonino Turicchi;

•
The distribution of a cash dividend of  $0.36 per share, to be paid in four equal quarterly installments  to shareholders of record in the month of each quarterly payment (our shares traded ex-dividend on May 19, 2008, and will trade ex-dividend on August 18, 2008, November 24, 2008 and February 23, 2009; and

•	Authorization to repurchase up to 30 million shares of common stock under certain limitations and in accordance with applicable law.

On June 9, 2008, we and WD renewed our cooperation in the hard disk drive field by extending an already existing license agreement.  In addition, WD hired one of our HDD controller design teams comprised of 41 people.

Results of Operations

Segment Information

We operate in two business areas: Semiconductors and Subsystems.

In the semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smart card products through our divisions, which include the production and sale of both silicon chips and Smart cards.

Since January 1, 2007, we report our semiconductor sales and operating income in the following three product segments:

•
Application Specific Groups (“ASG”), comprised of four product lines: Home Entertainment & Displays Group (“HED”), Mobile, Multimedia & Communications Group (“MMC”), Automotive Products (“APG”) and Computer Peripherals (“CPG”);

•	Industrial and Multisegment Sector (“IMS”), comprised of the former Micro, Power, Analog (“MPA”) segment, non-Flash memory and Smart Card products and Micro-Electro-Mechanical Systems (“MEMS”); and

•
Flash Memories Group (“FMG”). As of March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of our and Intel’s Flash memory business (“FMG deconsolidation”), we ceased reporting under the FMG segment.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the semiconductor business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product group segment. For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate level operating expenses, acquired In-Process R&D and certain other miscellaneous charges.

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Net revenues by product segments:
Application Specific Groups (ASG)	$1,511	$1,303	$2,904	$2,524
Industrial and Multisegment Sector (IMS)	865	767	1,637	1,488
Others(1)	15	17	29	27
Net revenues excluding Flash Memories Group (FMG)	2,391	2,087	4,570	4,039
Flash Memories Group (FMG)	-	331	299	654
Total consolidated net revenues	$2,391	$2,418	$4,869	$4,693

(1)  Includes revenues from the sale of subsystems and other products not allocated to product segments.

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Operating income (loss) by product segments:
Application Specific Groups (ASG)	$35	$53	$42	$52
Industrial and Multisegment Sector (IMS)	132	103	222	210
Operating income of product segments excluding FMG	167	156	264	262
Others(1)	(193)	(903)	(394)	(930)
Operating loss excluding FMG	(26)	(747)	(130)	(668)
Flash Memories Group (FMG)	-	(25)	16	(42)
Total consolidated operating loss	$(26)	$(772)	$(114)	$(710)

(1)  Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, as percentage of net revenues)
Operating income (loss) by product segments:
Application Specific Groups (ASG) (1)	2.3%	4.1%	1.4%	2.1%
Industrial and Multisegment Sector (IMS) (1)	15.3	13.4	13.6	14.1
Others(2)	-	-	-	-
Flash Memories Group (FMG) (1)	-	(7.6)	5.4	(6.4)
Total consolidated operating loss(3)	(1.1)%	(31.9)%	(2.3)%	(15.1)%

(1)  As a percentage of net revenues per product group.
(2)  As a percentage of total net revenues. Includes operating income (loss) from sales of subsystems and other income (costs) not allocated to product segments.
(3)  As a percentage of total net revenues.

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Reconciliation to consolidated operating loss:
Operating income of product segments excluding FMG	$167	$156	$264	$262
Operating income (loss) of FMG	-	(25)	16	(42)
Strategic and other research and development programs	(6)	(4)	(7)	(8)
Acquired In-Process R&D	-	-	(21)	-
Start-up costs	-	(5)	(7)	(15)
Impairment, restructuring charges and other related closure costs	(185)	(906)	(369)	(918)
Other non-allocated provisions(1)	(2)	12	10	11
Total operating loss Others(2)	(193)	(903)	(394)	(930)
Total consolidated operating loss	$(26)	$(772)	$(114)	$(710)

(1)  Includes unallocated income and expenses such as certain corporate level operating expenses and other costs that are not allocated to the product segments.
(2)  Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, acquired In-Process R&D, certain corporate level operating expenses, certain patent claims and litigation, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group, including, beginning in the second quarter of 2008, the remaining FMG costs.

Net revenues by location of order shipment and by market segment

The table below sets forth information on our net revenues by location of order shipment, excluding the FMG segment, which is reported on a separate line for reconciliation purposes:

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$696	$692	$1,335	$1,349
North America(2)	309	265	587	523
Asia Pacific	496	349	959	703
Greater China	617	575	1,173	1,064
Japan	112	85	212	163
Emerging Markets(1)(2)	161	121	304	237
FMG segment	-	331	299	654
Total	$2,391	$2,418	$4,869	$4,693

(1)  Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.
(2)  Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.

The table below shows our net revenues by location of order shipment and market segment application in percentage of net revenues (for comparison purposes, we restated June 2007 data by excluding the FMG segment, as well as data for the first half of 2008, which also exclude FMG):

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, as percentage of net revenues)
Net Revenues by Location of Order Shipment:(1)
Europe	29.1%	33.1%	29.2%	33.4%
North America	12.9	12.7	12.8	12.9
Asia Pacific	20.8	16.7	21.0	17.4
Greater China	25.8	27.7	25.7	26.3
Japan	4.7	4.0	4.6	4.0
Emerging Markets(2)(3)	6.7	5.8	6.7	6.0
Total	100.0%	100.0%	100.0%	100.0%
Net Revenues by Market Segment Application:
Automotive	16.6%	17.8%	17.0%	18.0%
Consumer	17.3	17.7	17.1	17.4
Computer	15.8	16.2	16.5	17.0
Telecom	32.5	31.3	31.9	30.8
Industrial and Other	17.8	17.0	17.5	16.8
Total	100.0%	100.0%	100.0%	100.0%

(1)  Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in order shipment from one location to another, as requested by our customers.
(2)  Emerging Markets include markets such as India, Latin America, the Middle East and Africa, Europe (non-EU and non-EFTA) and Russia.
(3)  The above table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of our target segments.

The following table sets forth certain financial data from our Consolidated Statements of Income, expressed in each case as a percentage of net revenues:

	Three Months Ended		Six Months Ended
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(unaudited, as percentage of net revenues)
Net sales	99.5%	99.6%	99.4%	99.7%
Other revenues	0.5	0.4	0.6	0.3
Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(63.2)	(65.3)	(63.5)	(65.4)
Gross profit	36.8	34.7	36.5	34.6
Selling, general and administrative	(11.8)	(11.2)	(12.0)	(11.3)
Research and development	(19.6)	(18.4)	(20.1)	(18.8)
Other income and expenses, net	1.3	0.5	0.8	(0.1)
Impairment, restructuring charges and other related closure costs	(7.8)	(37.5)	(7.6)	(19.5)
Operating loss	(1.1)	(31.9)	(2.3)	(15.1)
Other-than-temporary impairment charge on financial assets	(1.6)	—	(1.4)	—
Interest income, net	0.8	0.7	0.8	0.7
Earnings (loss) on equity investments	(0.2)	0.1	(0.1)	0.2
Loss before income taxes and minority interests	(2.1)	(31.1)	(3.0)	(14.2)
Income tax (expense) benefit	0.2	(0.1)	0.4	(0.4)
Loss before minority interests	(1.9)	(31.2)	(2.6)	(14.6)
Minority interests	(0.1)	(0.2)	(0.1)	—
Net Loss	(2.0)%	(31.4)%	(2.7)%	(14.6)%

Second Quarter of 2008 vs. Second Quarter of 2007 and First Quarter of 2008

Net Revenues

	Three Months Ended			% Variation
	June 28, 2008	March 30, 2008	June 30, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Net sales	$2,379	$2,461	$2,409	(3.3)%	(1.2)%
Other revenues	12	17	9	—	—
Net revenues	$2,391	$2,478	$2,418	(3.5)%	(1.1)%
Net revenues, excluding FMG	$2,391	$2,179	$2,087	9.7%	14.6%

Year-over-year comparison

Our second quarter 2008 net revenues decreased due to the deconsolidation of the FMG segment. On a comparable basis, excluding FMG, our revenues increased by 14.6% which is a result of an increase of approximately 10% in units sold and 4.6% in selling prices. Average selling prices increased thanks to a more favorable product mix, which exceeded the pure price decline. Additionally, net sales benefited by $30 million from the integration of Genesis’ accounts.

Both of our product segments, ASG and IMS, registered double-digit revenue growth. ASG registered growth of 15.9%, mainly in Wireless products (Imaging, Connectivity and Digital Baseband), Automotive and Digital Consumer. IMS’ revenue growth was 12.8%, mainly associated with MEMS and SmartCard products.

All market segment applications contributed to the positive year-over-year variation, with Industrial & Others and Telecom achieving a growth rate of approximately 20%.

By location of order shipment, excluding FMG, all regions experienced double digit growth except Greater China and Europe, which experienced more moderate growth. The growth of Asia Pacific by approximately 42%, Emerging Markets by 33.3% and Japan by 32.6%, were the main contributors. We had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 18% of our second quarter 2008 net revenues, which was lower than the approximate 20% it accounted for during the second quarter of 2007.

Sequential comparison

Our second quarter 2008 revenues decreased sequentially due to the deconsolidation of the FMG segment. Excluding FMG, our net revenues increased by 9.7% as a result of an approximate 7.5% increase in units sold while average selling prices increased 2.2%, thanks to our improved product mix, which was higher than the pure pricing decline. Both product group segments registered a strong performance in net revenues as a result of higher sales volume and an improved product mix. ASG increased by 8.4%, mainly in Telecom and Automotive, while the growth rate of IMS was 11.9%, driven primarily by MEMS, but with almost all of its product families registering a solid performance.

Excluding FMG, all market segment applications registered a sequential increase, particularly in Telecom, Industrial & Others and Consumer.

By location of order shipment, excluding FMG, revenues increased in all regions, with the main contributors being Emerging Markets, Japan, America and Greater China, which increased by 12.4%, 12.0%, 10.8% and 10.7%, respectively. In comparison, Europe and Greater China were more moderate, with an increase of 9.0% and 7.4%, respectively. In the second quarter of 2008, we had several large customers, with the largest one, the Nokia group of companies, accounting for approximately 18% of our net revenues, decreasing from the 20% it accounted for during the first quarter of 2008.

Gross profit

	Three Months Ended			% Variation
	June 28, 2008	March 30, 2008	June 30, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Cost of sales	$(1,511)	$(1,579)	$(1,580)	4.3%	4.4%
Gross profit	$880	$899	$838	(2.1)%	5.0%
Gross margin (as a percentage of net revenues)	36.8%	36.3%	34.7%	—	—

On a year-over-year basis, our gross profit increase was mainly driven by our higher sales volume, our improved manufacturing efficiencies and our mix of products, which exceeded the negative impact of the decline in selling prices and the weakening U.S. dollar. As a result, our gross margin improved 210 basis points. Excluding Flash our gross margin was 37.8% in the second quarter of 2007.

On a sequential basis, our gross margin increased by 50 basis points, primarily benefiting from our higher sales volume, the deconsolidation of the FMG business and our improved product mix.

Selling, general and administrative expenses

	Three Months Ended			% Variation
	June 28, 2008	March 30, 2008	June 30, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Selling, general and administrative expenses	$(281)	$(304)	$(270)	7.7%	(4.0)%
As percentage of net revenue	(11.8)%	(12.3)%	(11.2)%	—	—

The amount of our selling, general and administrative (“SG&A”) expenses increased on a year-over-year basis, mainly due to the negative impact of the U.S. dollar rate and the integration of Genesis. Our share-based compensation charges were $8 million, slightly lower than the $9 million booked in the second quarter of 2007.

They were also partially offset by the deconsolidation of our FMG segment. As a percentage of revenues, SG&A expenses increased to 11.8%.

Sequentially, our SG&A expenses decreased primarily due to lower charges related to share-based compensation, which amounted to $16 million in the first quarter of 2008, and the deconsolidation of the FMG segment. As a percentage of revenues, we registered an improvement from (12.3)% to (11.8)%.

Research and development expenses

	Three Months Ended			% Variation
	June 28, 2008	March 30, 2008	June 30, 2007	Sequential	Year-Over-Year
	(unaudited, in millions)
Research and development expenses	$(470)	$(509)	$(446)	7.6%	(5.5)%
As percentage of net revenues	(19.6)%	(20.5)%	(18.4)%	—	—

On a year-over-year basis, our research and development expenses increased in line with the expansion of our activities, including the integration of the Genesis accounts and the acquisition of a 3G design team.  They also increased due to the negative impact of the U.S. dollar exchange rate. The second quarter of 2008 amount included $5 million of share-based compensation charges compared to $3 million in the second quarter of 2007. The second quarter of 2008 also benefited from $37 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, but under different terms and conditions.  As such, in the past they were not shown as a reduction in research and development expenses but rather included in the calculation of the effective income tax rate of the period.

On a sequential basis, research and development expenses decreased compared to the first quarter of 2008, during which we had a $21 million write-off of In-Process R&D recognized in the Genesis acquisition and higher share-based compensation charges in the amount of $10 million. As a percentage of revenues, there was a significant sequential improvement in our research and development expenses from (20.5)% to (19.6)%.

Other income and expenses, net

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Research and development funding	$24	$19	$15
Start-up costs	-	(7)	(5)
Exchange gain (loss) net	7	4	1
Patent litigation costs	(2)	(5)	(5)
Patent pre-litigation costs	(3)	(3)	(3)
Gain on sale of non-current assets	2	2	(1)
Other, net	2	(1)	10
Other income and expenses, net	30	9	12
As a percentage of net revenues	1.3%	0.4%	0.5%

Other income and expenses, net, mainly included, as income, items such as research and development funding and exchange gain and, as expenses, start-up costs and patent claim costs. Research and development funding income was associated with our research and development projects, which qualifies upon project approval as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The balance of these factors resulted in net income of $30 million, originated by $24 million in research and development funding, which experienced a strong year-over-year increase, and a decrease in the amount of start-up expenses from the rationalized manufacturing activities.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(185)	$(183)	$(906)
As a percentage of net revenues	(7.8)%	(7.4)%	(37.5)%

In the second quarter of 2008, we recorded impairment, restructuring charges and other related closure costs of $185 million related to:

•	The decision to sell our fab in Phoenix, which gave rise to an impairment loss of $114 million calculated on the assets to be sold and classified as “Assets held for sale”;

•
FMG assets disposal which required the recognition of $25 million as an additional loss and $10 million as restructuring and other related disposal costs; this additional loss was the result of additional charges for the contributed assets;

•	One-time termination benefits to be paid at the closure of our Carrollton, Texas and Phoenix, Arizona sites, as well as other charges, which were approximately $27 million; and

•
Other previously and newly committed restructuring plans, for which we incurred $9 million restructuring and other related closure costs consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the second quarter of 2007, we recorded $906 million in impairment, restructuring charges and other related closure costs, of which $857 million were for impairment losses related to the FMG sale, $40 million for our 2007 restructuring plan and $9 million for previously announced restructuring plans.

In the first quarter of 2008, we recorded $183 million in impairment, restructuring charges and other related closure costs, mainly comprised of: a $164 million additional loss related to the disposal of our FMG assets, which had primarily resulted from revised terms of the transaction, an updated calculation of our expected equity value at closing and $2 million of other related disposal costs; $14 million related to our 2007 restructuring plan; and $3 million related to previously announced restructuring plans.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating loss

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Operating loss	$(26)	$(88)	$(772)
In percentage of net revenues	(1.1)%	(3.6)%	(31.9)%

Year-over-year basis

Our operating results improved from a loss of $772 million to a loss of $26 million due primarily to lower impairment charges, particularly those incurred on the FMG business disposal; excluding impairment and restructuring charges, our operating income improved on a year-over-year basis, despite the significant negative impact of the weakening U.S. dollar, which we have estimated to be around $134 million, with about one half of the impact on manufacturing costs and the other half on operating expenses.

With reference to our product group segments, both ASG and IMS registered operating income. IMS improved its profitability thanks to higher sales volume and an improved product mix, while ASG’s operating income deteriorated because of declining gross margin and higher manufacturing expenses, which were largely impacted by the weakening U.S. dollar exchange rate.

Sequentially

On a sequential basis, we registered a significant improvement in our operating results when excluding the impairment and restructuring charges and the FMG deconsolidation. This improvement was driven by our higher sales volume.

The operating income of both ASG and IMS increased sequentially as a result of higher sales volume, despite the negative impact of the U.S. dollar exchange rate.

Interest income, net

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Interest income, net	$19	$20	$18

We recorded net interest income of $19 million, which included $4 million received as interest income on the subordinated notes from Numonyx.

Other-than-temporary impairment charges on marketable securities

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Other-than-temporary impairment charges on marketable securities	$(39)	$(29)	—

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio having experienced an estimated $115 million decline in fair-value as at June 28, 2008, we recorded an additional other-than-temporary impairment charge of $39 million in the second quarter of 2008. See more details in paragraph “Liquidity and Capital resources.”

Earnings (loss) on equity investments

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Earnings (loss) on equity investments	$(5)	—	$3

Through the first quarter of 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

In the second quarter of 2008 we recorded a $5 million loss on our Numonyx equity investment, primarily resulting from a $4 million charge related to an interest expense on the subordinated notes and corresponding to our equity interest in the financial expense of Numonyx.

Equity gain (loss) related to Numonyx earnings in the second quarter of 2008 will be recognized next quarter due to an anticipated one quarter delay in reporting.

Income tax benefit (expense)

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Income tax benefit (expense)	$5	$14	$(4)

During the second quarter of 2008, we registered an income tax benefit of $5 million, reflecting an effective tax rate of approximately 10% which includes the tax benefit associated with the impairment of the Phoenix fab that we plan to sell and the actual loss on assets contributed to Numonyx. Excluding the impact of the impairment and restructuring charges, our estimated effective tax rate is approximately 9%. In addition, following the amendment of a law in France, research tax credits that were included in the calculation of the effective tax rate in 2007 and prior years, were recognized as a reduction of research and development expenses in the second quarter of 2008. During the second quarter of 2007, we had an income tax expense of $4 million. During the first quarter of 2008, we recorded an income tax benefit of $14 million.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net loss

	Three Months Ended
	June 28, 2008	March 30, 2008	June 30, 2007
	(unaudited, in millions)
Net loss	$(47)	$(84)	$(758)
As percentage of net revenues	(2.0)%	(3.4)%	(31.4)%

We reported a net loss mainly due to impairment and restructuring charges.

For the second quarter of 2008, we reported a loss of $47 million, compared to a net loss of $758 million in the second quarter of 2007 and net loss of $84 million in the first quarter of 2008. Our second quarter of 2008 was penalized primarily by the impairment charge on the Phoenix fab, other than temporary impairment charges, and the adverse impact of fluctuations in U.S. dollar exchange rate. Basic and diluted loss per share for the second quarter of 2008 was $(0.05). The impact of restructuring and impairment charges and other-than-temporary impairment charges was estimated to be equivalent to approximately $(0.23) per share. In the first quarter of 2008, loss per share was $(0.09) and $(0.84) in the year-ago quarter.

First Half of 2008 vs. First Half of 2007

Based on most recently published estimates, semiconductor industry revenue increased by approximately 5.4% for the TAM and by approximately 10.2% for the SAM.

Net Revenues

	Six Months Ended
	June 28, 2008	June 30, 2007	% Variation
	(unaudited, in millions)
Net sales	$4,841	$4,678	3.5%
Other revenues	28	15	-
Net revenues	$4,869	$4,693	3.8%
Net revenues excluding FMG	$4,570	$4,039	13.2%

Our net revenues decreased on a year-over-year basis due to the deconsolidation of the FMG segment. Excluding the FMG segment, our first half of 2008 net revenues increased by 13.2%. This result was due to both an increase in units sold and an improved product mix. During the first half of 2008, the continuous pressure on prices in the semiconductor industry resulted in an approximate 7% decline in average selling prices.

With respect to our product group segments, both registered a double digit increase supported by higher sales volume. ASG increased by 15.1% and IMS by 10.0%.

By market segment application, excluding FMG, Industrial & Others, Telecom and Consumer were the main contributors to positive year-over-year variation with growth of approximately 18%, 17% and 11%, respectively.

By location of order shipment, excluding FMG, a double digit increase was experienced in all regions, except for Europe which decreased by 1.1%. Main contributors were Asia Pacific, Japan and Emerging markets which improved by approximately 36%, 31% and 28%, respectively.

In the first half of 2008, we had several large customers, with the largest one, the Nokia Group of companies, accounting for approximately 19% of our net revenues excluding FMG, slightly decreasing from the 20% it accounted for during the first half of 2007.

Gross profit

	Six Months Ended
	June 28, 2008	June 30, 2007	% Variation
	(unaudited, in millions)
Cost of sales	$(3,090)	$(3,070)	(0.7)%
Gross profit	$1,779	$1,623	9.6%
Gross margin (as a percentage of net revenues)	36.5%	34.6%	-

Our gross profit increased 9.6% and our gross margin improved 190 basis points compared to 34.6% in the year-ago period, driven by improved manufacturing efficiencies (including the suspended depreciation of FMG assets in the first quarter of 2008 and of the Phoenix fab in the second quarter of 2008) and higher sales volume, which exceeded the negative impact of the decline in selling prices and the weakening U.S. dollar.

Selling, general and administrative expenses

	Six Months Ended
	June 28, 2008	June 30, 2007	% Variation
	(unaudited, in millions)
Selling, general and administrative expenses	$(585)	$(531)	(10.2)%
As a percentage of net revenues	(12.0)%	(11.3)%	-

Our selling, general and administrative expenses slightly increased by 10.2% due to an unfavorable trend in the U.S. dollar exchange rate. Expenses in the first half of 2008 included $24 million in charges related to share-based compensation compared to $19 million in the first half of 2007.

Research and development expenses

	Six Months Ended
	June 28, 2008	June 30, 2007	% Variation
	(unaudited, in millions)
Research and development expenses	$(978)	$(881)	(11.1)%
As a percentage of net revenues	(20.1)%	(18.8)%	-

Our research and development expenses increased in line with the expansion of our activities, including the integration of the Genesis accounts and the acquisition of a 3G design team, and also due to the negative impact of the U.S. dollar exchange rate. Furthermore, we immediately recognized as expenses $21 million of In-Process R&D write-off as a result of the purchase accounting of Genesis. The amount for the first half of 2008 included $15 million of share-based compensation charges compared to $8 million in the first half of 2007. Finally, the first half of 2008 benefited from $73 million recognized as research tax credits following the amendment of a law in France. The research tax credits were also available in previous periods, however under different terms and conditions; as such, in the past they were not shown as a reduction in research and development expenses but rather included in the calculation of the effective income tax rate of the period.

Other income and expenses, net

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Research and development funding	$44	$26
Start-up costs	(7)	(15)
Exchange gain (loss) net	11	(3)
Patent litigation costs	(7)	(12)
Patent pre-litigation costs	(6)	(5)
Gain on sale of non-current assets	4	-
Other, net	-	6
Other income and expenses, net	$39	$(3)
As a percentage of net revenues	0.8%	(0.1)%

“Other income and expenses, net” resulted in a net income of $39 million in the first half of 2008, compared to a net expense of $3 million in the first half of 2007. Research and development funding included the income of some of our research and development projects, which qualify as funding on the basis of contracts with local government agencies in locations where we pursue our activities. The majority of our research and development funding was received in Italy and France and compared to the first half of 2007, it has increased significantly.

Impairment, restructuring charges and other related closure costs

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Impairment, restructuring charges and other related closure costs	$(369)	$(918)

Impairment, restructuring charges and other related closure costs decreased significantly compared to the previous year. This first half expense was mainly composed of:

•           FMG assets disposal which required the recognition of $189 million as an additional loss and $12 million as restructuring and other related disposal costs; this additional loss was the result  of revised terms of the transaction from those expected at December 31, 2007 and an updated market value of comparable companies;

•           The decision to sell our fab in Phoenix, which gave rise to an impairment loss of $114 million calculated on the assets to be sold and classified as “Assets held for sale”;

•           $41 million incurred as part of our 2007 restructuring initiatives which include our fabs in Phoenix and Carrollton (USA) and of our back-end facilities in Ain Sebaa (Morocco); and

•           Other previously and newly announced restructuring plans for $13 million, consisting primarily of voluntary termination benefits and early retirement arrangements in some of our European locations.

In the first half of 2007, we incurred $918 million of impairment, restructuring charges and other related closure costs, including $857 million booked upon signing the agreement for the disposal of our FMG assets, $40 million related to the severance costs booked in relation to the 2007 restructuring plan of our manufacturing activities and $21 million relating to previously announced programs.

See Note 7 to our Unaudited Interim Consolidated Financial Statements.

Operating loss

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Operating loss	$(114)	$(710)
As a percentage of net revenues	(2.3)%	(15.1)%

Our operating loss significantly improved from the $710 million recorded in the first half of 2007 primarily due to lower impairment charges incurred, especially on the FMG business deconsolidation. See “Business Overview.”

We registered operating income in all of our product groups. In the first quarter of 2008, FMG had registered a significant benefit from the suspended depreciation associated with assets held for sale. ASG registered operating income of $42 million, compared to $52 million in the first half of 2007 despite higher sales because of higher operating expenses and the significant impact of the weakening U.S. dollar. IMS registered operating income of $222 million, slightly increasing compared to the $210 million registered in the first half of 2007, thanks to higher sales.

Interest income, net

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Interest income, net	$40	$36

In the first half of 2008, interest income, net contributed $40 million compared to interest income, net of $36 million in the same period in 2007. Interest income also included the interest received on the subordinated notes from Numonyx.

Other-than-temporary impairment charges on marketable securities

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Other-than-temporary impairment charges on marketable securities	$(69)	-

Beginning in May 2006, we gave a specific mandate to Credit Suisse Securities LLC to invest a portion of our cash in a U.S. federally-guaranteed student loan program. In August 2007, we became aware that Credit Suisse Securities LLC had deviated from our instructions and that our account had been credited with investments in unauthorized Auction Rate Securities. In the fourth quarter of 2007, we registered a $46 million charge due to a decline in the fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio having experienced an estimated $115 million decline in fair-value as at June 28, 2008, we recorded an additional other-than-temporary impairment charge of $69 million in the first half of 2008. See more details in the paragraph “Liquidity and Capital resources.”

Earnings (loss) on equity investments

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Earnings (loss) on equity investments	$(5)	$9

Through the first quarter of 2008, our income on equity investments included our minority interest in the joint venture with Hynix Semiconductor in China, which was transferred to Numonyx on March 30, 2008.

In the second quarter of 2008 we recorded a $5 million loss on our Numonyx equity investment, primarily resulting from a $4 million charge related to an interest expense on the subordinated notes and corresponding to our equity interest in the financial expense of Numonyx.

 Income tax benefit (expense)

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Income tax benefit (expense)	$19	$(15)

During the first half of 2008, we registered an income tax benefit of $19 million, reflecting an estimated annual effective tax rate for recurring operations of approximately 8% before one-time elements. After one-time elements, this annual effective tax rate was estimated at approximately 13%. In the first half of 2007, we incurred a tax expense of $15 million.

Our tax rate is variable and depends on changes in the level of operating income within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such benefits may not be available in the future due to changes in the local jurisdictions, our effective tax rate could be different in future quarters and may increase in the coming years.

Net income (loss)

	Six Months Ended
	June 28, 2008	June 30, 2007
	(unaudited, in millions)
Net income (loss)	$(131)	$(684)
As a percentage of net revenues	(2.7)%	(14.6)%

For the first half of 2008, we reported a net loss of $131 million, compared to a net loss of $684 million in the first half of 2007. The first half of 2008 was negatively impacted by the impairment charge on the Phoenix fab that we plan to sell, the additional loss recorded for the FMG deconsolidation and the adverse impact of the U.S. dollar exchange rate fluctuation. The same period in 2007 included a significant amount of impairment on the FMG deconsolidation since those assets were reclassified for sale, significant restructuring charges and the effect of the weakening U.S. dollar exchange rate. Loss per share for the first half of 2008 was $(0.15). Impairment charges, restructuring charges and other specific items accounted for a $(0.45) loss per diluted share in the first half of 2008, while they accounted for $(1.01) per diluted share in the same period in the prior year.

Legal Proceedings

We are currently a party to legal proceedings with SanDisk Corporation.

On October 15, 2004, SanDisk filed a complaint for patent infringement and a declaratory judgment of non-infringement and patent invalidity against us with the United States District Court for the Northern District of California. The complaint alleges that our products infringed a single SanDisk U.S. patent and seeks a declaratory judgment that SanDisk did not infringe several of our U.S. patents (Civil Case No. C 04-04379JF). By an order dated January 4, 2005, the court stayed SanDisk’s patent infringement claim, pending final determination in an action filed contemporaneously by SanDisk with the United States International Trade Commission (“ITC”), which covers the same patent claim asserted in Civil Case No. C 04-04379JF. The ITC action was subsequently resolved in our favor. On August 2, 2007, SanDisk filed an amended complaint adding allegations of infringement with respect to a second SanDisk U.S. patent which had been the subject of a second ITC action and which was also resolved in our favor. On September 6, 2007, we filed an answer and a counterclaim alleging various federal and state antitrust and unfair competition claims. SanDisk filed a motion to dismiss our antitrust counterclaim, which was denied on January 25, 2008. The Court converted SanDisk’s motion to dismiss our antitrust counterclaims into a motion for summary judgment which is scheduled to be heard in the third quarter of 2008.  A decision regarding the trial schedule will be delayed, pending the outcome of this motion.

On October 14, 2005, we filed a complaint against SanDisk and its current CEO, Dr. Eli Harari, before the Superior Court of California, County of Alameda. The complaint seeks, among other relief, the assignment or co-ownership of certain SanDisk patents that resulted from inventive activity on the part of Dr. Harari that took place while he was an employee, officer and/or director of Waferscale Integration, Inc. and actual, incidental, consequential, exemplary and punitive damages in an amount to be proven at trial. We are the successor to Waferscale Integration, Inc. by merger. SanDisk removed the matter to the United States District Court for the Northern District of California which remanded the matter to the Superior Court of California, County of Alameda in July 2006. SanDisk moved to transfer the case to the Superior Court of California, County of Santa Clara and to strike our claim for unfair competition, which were both denied by the trial court. SanDisk appealed these rulings and also moved to stay the case pending resolution of the appeal. On January 12, 2007, the California Court of Appeals ordered that the case be transferred to the Superior Court of California, County of Santa Clara. On August 7, 2007, the California Court of Appeals affirmed the Superior Court’s decision denying SanDisk’s motion to strike our claim for unfair competition. SanDisk appealed this ruling to the California Supreme Court, which refused to hear it. SanDisk and Dr. Hariri had previously filed a motion for summary judgment which was scheduled to be heard in the third quarter of 2008. However, SanDisk has recently moved this case to Federal Court for a second time. We have in turn filed a motion to remand the case back to State Court.  A decision on our motion is expected shortly.

With respect to the lawsuits with SanDisk as described above, and following two prior decisions in our favor taken by the ITC, we have not identified any risk of probable loss that is likely to arise out of the outstanding proceedings.

We are also a party to legal proceedings with Tessera, Inc.

On January 31, 2006, Tessera added our Company as a co-defendant, along with several other semiconductor and packaging companies, to a lawsuit filed by Tessera on October 7, 2005 against Advanced Micro Devices Inc. and Spansion in the United States District Court for the Northern District of California. Tessera is claiming that certain of our small format BGA packages infringe certain patents owned by Tessera, and that ST is liable for damages. Tessera is also claiming that various ST entities breached a 1997 License Agreement and that ST is liable for unpaid royalties as a result. In February and March 2007, our co-defendants Siliconware Precision Industries Co., Ltd. and Siliconware USA, Inc., filed reexamination requests with the U.S. Patent and Trademark Office covering all of the patents and claims asserted by Tessera in the lawsuit. In April and May 2007, the United States Patent and Trademark Office (“PTO”) initiated reexaminations in response to the reexamination requests.  A final decision regarding the reexamination requests is pending. On May 24, 2007, this action was stayed pending the outcome of the ITC proceeding described below.

On April 17, 2007, Tessera filed a complaint against us, Spansion, ATI Technologies, Inc., Qualcomm, Motorola and Freescale with the ITC with respect to certain small format ball grid array packages and products containing the same, alleging patent infringement claims of two of the Tessera patents previously asserted in the District Court action described above and seeking an order excluding importation of such products into the United States. On May 15, 2007, the ITC instituted an investigation pursuant to 19 U.S.C. § 1337, entitled In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same, Inv. No. 337-TA-605. As discussed above, the patents at issue are being reexamined by the PTO based on petitions filed by a third-party. The PTO’s Central Reexamination Unit has issued office actions rejecting all of the asserted patent claims on the grounds that they are invalid in view of certain prior art. Tessera is contesting these rejections, and the PTO has not made a final decision. On February 25, 2008, the administrative law judge issued an initial determination staying the ITC proceeding pending completion of these reexamination proceedings. On March 28, 2008, the ITC reversed the administrative law judge and ordered him to reinstate the ITC proceeding. The trial took place from July 14, 2008 to July 18, 2008. An initial determination is due no later than October 20, 2008, and the target date for the completion of the investigation is February 21, 2009.

Furthermore, recently we have, along with several other companies such as Freescale, NXP Semiconductor, Grace Semiconductor, National Semiconductor, Spansion and Elpida, been sued by LSI Corp. before the International Trade Commission in Washington. The lawsuit follows LSI Corp.’s purchase of Agere Systems Inc. and alleges infringement of a single Agere US process patent (US 5,227,335). The International Trade Commission initiated an investigation in May 2008 and has set a March 2009 trial date.

Other Litigation

In September 2006, after our internal audit department uncovered fraudulent foreign exchange transactions not known to us performed by our former Treasurer and resulting in payments by a financial institution of over 28 million Swiss Francs in commissions for the personal benefit of our former Treasurer, we filed a criminal complaint before the Public Prosecutor in Lugano, Switzerland. Following such complaint, our former Treasurer was arrested in November 2006 and on February 12, 2008 sentenced to three and one-half years imprisonment. Following the evidence uncovered during the trial which led to the decision of February 12, 2008 which is currently under appeal on legal grounds, we have declared ourselves a plaintiff in a new action launched in April 2008 by the Public Prosecutor in Lugano, against directors of Credit Suisse for falsification of documentation. This action could help us in recovering from Credit Suisse amounts not refunded by our former Treasurer by further highlighting responsibility of the bank in the fraud. To date, we have recovered over half of the illegally paid commissions.

In February 2008, following unauthorized purchases for our account of certain Auction Rate Securities, we initiated arbitration proceedings against Credit Suisse Securities LLC seeking to reverse the unauthorized purchases and recover all losses in our account, including, but not limited to, the $115 million impairment posted to date.

Related-Party Transactions

One of the members of our Supervisory Board is managing director of Areva SA, which is a controlled subsidiary of Commissariat de l’Energie Atomique (“CEA”), one of the members of our Supervisory Board is the Chairman and CEO of France Telecom, one is a member of the Board of Directors of Thomson, another is the non-executive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”) and a non-executive director of Soitec, one of the members of the Supervisory Board is also a member of the supervisory board of BESI and one of the members of the Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. France Telecom and its subsidiaries as well as Oracle’s new subsidiary PeopleSoft supply certain services to our Company. We have a long-term joint research and development partnership agreement with Leti, a wholly-owned subsidiary of CEA. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Thomson and Flextronics. We believe that each of these arrangements and transactions are made on an arms-length basis in line with market practices and conditions.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market rule, the reference currency for the semiconductor industry is the U.S. dollar and product prices are mainly denominated in U.S. dollars. However, revenues for certain of our products (primarily our dedicated products sold in Europe and Japan) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase, in the short term, our level of revenues when reported in U.S. dollars; revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or in local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. Furthermore, certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone or other non-U.S. dollar currency areas, our costs tend to increase when translated into U.S. dollars in case of dollar weakening or to decrease when the U.S. dollar is strengthening.

In summary, as our reporting currency is the U.S. dollar, currency exchange rate fluctuations affect our results of operations: if the U.S. dollar weakens, we receive a limited part of our revenues, and more importantly, we incur a significant part of our costs, in currencies other than the U.S. dollar. As described below, our effective average U.S. dollar exchange rate weakened during the first half of 2008, particularly against the Euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our consolidated statements of income for the first half of 2008 include income and expense items translated at the average U.S. dollar exchange rate for the period.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our consolidated statements of income, in particular with respect to a portion of the costs of goods sold, most of the research and development expenses and certain selling and general and administrative expenses, located in the Euro zone. Our effective average exchange rate of the Euro to the U.S. dollar was $1.51 for €1.00 in the first half of 2008 compared to $1.31 for €1.00 in the first half of 2007. Our effective average rate of the Euro to the U.S. dollar was $1.55 for €1.00 for the second quarter of 2008 and $1.47 for €1.00 in the first quarter of 2008 while it was $1.33 for €1.00 for the second quarter of 2007. These effective exchange rates reflect the actual exchange rates combined with the impact of hedging contracts matured in the period.

As of June 28, 2008, the outstanding hedged amounts to cover manufacturing costs were €165 million and to cover operating expenses were €220 million, at an average rate for both of about $1.57 for €1.00, respectively (including the premium paid to purchase foreign exchange options), maturing over the period from July 2, 2008 to November 12, 2008. As of June 28, 2008, these outstanding hedging contracts and certain expired contracts covering manufacturing expenses capitalized in inventory represented a deferred gain of approximately $3 million after tax, recorded in “Other comprehensive income” in shareholders’ equity, compared to a deferred gain of approximately $10 million after tax as of March 30, 2008 and to a deferred gain of approximately $8 million after tax as at December 31, 2007.

Our hedging policy is not intended to cover the full exposure. In addition, in order to mitigate potential exchange rate risks on our commercial transactions, we purchased and entered into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates. We may in the future purchase or sell similar types of instruments. See “Item 11, Quantitative and Qualitative Disclosures about Market Risk,” in the Form 20-F as may be updated from time to time in our public filings for full details of outstanding contracts and their fair values. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates.

Our treasury strategies to reduce exchange rate risks are intended to mitigate the impact of exchange rate fluctuations. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Furthermore, if the value of the U.S. dollar increases, we may record losses in connection with the loss in value of the remaining hedging instruments at the time. In the first half of 2008, as the result of cash flow hedging, we recorded a net gain of $30 million, consisting of a gain of $11 million to research and development expenses, a gain of $16 million to costs of goods sold and a gain of $3 million to selling, general and administrative expenses, while in the first half of 2007, we recorded a net gain of $18 million. In the second quarter of 2008, we generated net gain of $18 million, compared to a net gain of $9 million in the second quarter of 2007, and a gain of $12 million in the first quarter of 2008.

The net effect of the consolidated foreign exchange exposure resulted in a net gain of $11 million in “Other income and expenses, net” in the first half of 2008.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period since a large part of our assets and liabilities are accounted for in Euros as their functional currency. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “Accumulated other comprehensive income (loss)” in the consolidated statements of changes in shareholders’ equity. At June 28, 2008, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see “Item 3, Key Information — Risk Factors — Risks Related to Our Operations” in the Form 20-F as may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results from operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and the total interest expense paid on our financial debt.

Our interest income, net, as reported on our consolidated statements of income, is the balance between interest income received from our cash and cash equivalent and marketable securities investments and interest expense paid on our long-term debt. Our interest income is dependent on the fluctuations in the interest rates, mainly in the U.S. dollar and the Euro, since we are investing on a short-term basis; any increase or decrease in the short-term market interest rates would mean an equivalent increase or decrease in our interest income. Our interest expenses are associated with our long-term convertible bonds (with a fixed rate) and Floating Rate senior bonds whose rate is fixed quarterly at LIBOR + 40bps. To manage the interest rate mismatch, in the second quarter of 2006, we entered into cancelable swaps to hedge a portion of the fixed rate obligations on our outstanding long-term debt with Floating Rate derivative instruments. Of the $974 million in 2016 Convertible Bonds issued in the first quarter of 2006, we entered into cancelable swaps for $200 million of the principal amount of the bonds, swapping the 1.5% yield equivalent on the bonds for 6 Month USD LIBOR minus 3.375%, partially offsetting the interest rate mismatch of the 2016 Convertible Bond. We also have $250 million of restricted cash at a fixed rate formally associated with the joint venture with Hynix Semiconductor. Our hedging policy is not intended to cover the full exposure and all risks associated with these instruments.

As of June 28, 2008, our cash and cash equivalents generated an average interest income rate of 3.1%; the 8-year U.S. swap interest rate was 4.8%. The fair value of the swaps as of June 28, 2008 was positive for $12 million since they were executed at higher than current market rates. In compliance with FAS 133 provisions on fair value hedges, the net impact of the hedging transaction on our consolidated statements of income was a gain of $1 million in the first half of 2008, which represents the ineffective part of the hedge. This amount was recorded in “Other income and expenses, net.” These cancelable swaps were designed and are expected to effectively replicate the bond’s behavior through a wide range of changes in financial market conditions and decisions made by both the holders of the bonds and us, thus being classified as highly effective hedges; however no assurance can be given that our hedging activities will sufficiently protect us against future significant movements in interest rates.

We may in the future enter into further cancellable swap transactions related to the 2016 Convertible Bonds or other fixed rate instruments. For full details of quantitative and qualitative information, see “Item 11, Quantitative and Qualitative Disclosures about Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated “A” or better. Part of our liquidity is also held in Euros to naturally hedge intercompany payables in the same currency and is placed with financial institutions rated at least single A long-term rating, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. See “Item 11, Quantitative and Qualitative Disclosures About Market Risk” included in the Form 20-F, as may be updated from time to time in our public filings.”

In the third quarter of 2007, we determined that since unauthorized investments in Auction Rate Securities other than U.S. federally-guaranteed student loan program experienced auction failure since August such investments were to be more properly classified on our consolidated balance sheet as “Marketable securities” instead of “Cash and cash equivalents” as done in previous periods. The revision of the June 30, 2007 consolidated balance sheet results in a decrease of “Cash and cash equivalents” from $1,849 million to $1,374 million with an offsetting increase to “Marketable securities” from $931 million to $1,406 million. The revision of the consolidated statement of cash flows for the six months ended June 30, 2007 affects “Net cash used in investing activities,” which increased from $796 million to $967 million based on an increase from $511 million to $682 million in the investing activities line “Payment for purchase of marketable securities.” The “Net cash decrease” caption was also changed from a decrease of $114 million to a decrease of $285 million, and “Cash and cash equivalents at the end of the period” changed to match the $1,374 million on the revised consolidated balance sheet. “Cash and cash equivalents at the beginning of the period” was also restated from $1,963 million to $1,659 million following the restatement performed on the December 31, 2006 financial statements, as described in the Form 20-F. The revision of consolidated statements of cash flows for the three months ended June 30, 2007 affects “Net cash used in investing activities,” which increased from $430 million to $436 million based on the increase in the investing activities line “Payment for purchase of marketable securities” from $231 million to $237 million. The “Net cash decrease” caption was also changed from a decrease of $191 million to a decrease of $197 million, and the “Cash and cash equivalents at the end of the period” changes to match the $1,374 million on the revised consolidated balance sheet. The “Cash and cash equivalents at the beginning of the period” was also restated from $2,040 million to $1,571 million following the restatement performed on March 30, 2007 financial statements. We believe that investments made for our account in Auction Rate Securities other than U.S. federally-guaranteed student loans have been made without our due authorization and in 2008 we instituted proceedings against Credit Suisse Securities LLC with a view to (fully) recovery of our losses. We intend to pursue our claim vigorously.

As of June 28, 2008, we had $2,136 million in cash and cash equivalents, marketable securities amounted to $898 million as current assets, composed of senior debt Floating Rate Notes issued by primary financial institutions, $250 million as restricted cash and $300 million as non-current assets invested in Auction Rate Securities. At March 30, 2008, cash and cash equivalents were $2,060 million and at December 31, 2007 they were $1,855 million.

As of June 28, 2008, we had $898 million in marketable securities as current assets, with primary financial institutions with a minimum rating of A1/A-. They are reported at fair value, with changes in fair value recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. The change in fair value of these instruments amounted to approximately $6 million after tax as of June 28, 2008. We sold $160 million of these instruments in the second quarter of 2008. Marketable securities amounted to $1,060 million as of March 30, 2008, while we had $1,014 as of December 31, 2007. Changes in the instruments adopted to invest our liquidity in future periods may occur and may significantly affect our interest income (expense), net.

As of June 28, 2008, we had Auction Rate Securities in an amount of $300 million with a par value of $415 million. These securities represent interest in collateralized obligations and other commercial obligations. In the fourth quarter 2007, we registered a decline in fair value of these Auction Rate Securities and considered this decline as “Other-than-temporary.” Recent credit concerns arising in the capital markets have reduced the ability to liquidate Auction Rate Securities that we classify as available for sale securities on our consolidated balance sheet. The entire portfolio having experienced an estimated $115 million decline in fair-value as at June 28, 2008, we recorded an additional other-than-temporary impairment charge of $39 million in the second quarter of 2008 on top of the charge registered in the first quarter of 2008. The fair value measure of these securities was based on publicly available indices of securities with the same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx), which we believe approximates the orderly exit value in the current market. Until December 31, 2007, the fair value was measured (i) based on the weighted average of available information in public indices as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different valuations at 80% and 20%, respectively. In the second quarter of 2008, no prices for these securities were available from the financial institutions. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. After the application of the $39 million impairment charge recorded in quarter ended June 28, 2008, our Auction Rate Securities have, therefore, an estimated fair value of approximately $300 million as of June 28, 2008.

Liquidity

We maintain a significant cash position and a low debt to equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs with net cash generated from operating activities.

During the first half of 2008, the favorable evolution of our cash flow produced an increase in our cash and cash equivalents of $281 million.

The evolution of our cash flow for each of the respective periods is as follows:

	Six Months Ended
	June 28, 2008	June 30, 2007
	(in millions)
Net cash from operating activities	$918	$940
Net cash used in investing activities	(581)	(967)
Net cash used in financing activities	(79)	(262)
Effect of change in exchange rates	23	4
Net cash increase (decrease)	$281	$(285)

Net cash from operating activities. As in prior periods, the major source of liquidity during the first half of 2008 was cash provided by operating activities. Our net cash from operating activities totaled $918 million in the first half of 2008, decreasing compared to $940 million in the first half of 2007 due to a lower level of profitability from operations. Changes in our operating assets and liabilities resulted in a use of cash in the amount of $47 million in the first half of 2008, compared to net cash used of $67 million used in the first half of 2007.

Net cash used in investing activities. Net cash used in investing activities was $581 million in the first half of 2008, compared to the $967 million used in the first half of 2007. Payments for purchases of tangible assets were the main utilization of cash, amounting to $530 million for the first half of 2008, an increase of over $507 million in the first half of 2007 primarily as a result of our repurchase of a portion of the Crolles2 equipment. The first half of 2007 payments included a $682 million purchase of marketable securities and were net of $250 million proceeds from matured short-term deposits and $40 million proceeds from marketable securities. We did not purchase any marketable securities in the first half of 2008, although we sold $160 million of Floating Rate Notes. Furthermore, the first half of 2008 included the payment of $170 million for business acquisitions related to the Genesis deal.

Net cash  used in financing activities. Net cash used in financing activities was $79 million in the first half of 2008 compared to $262 million used in the first half of 2007. The variance is primarily due to dividends paid to shareholders, for which only one fourth of the total amount equivalent to $81 million was paid as at June 28, 2008, while the total amount of the prior year’s dividend ($269 million) had already been paid as at June 30, 2007. During the second quarter of 2008, we also commenced our share repurchase program, spending an aggregate amount of $83 million.

Net operating cash flow. We also present net operating cash flow defined as net cash from operating activities minus net cash used in investing activities, excluding payment for purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flow:

	Three months ended	Six Months Ended
	June 28, 2008	June 28, 2008	June 30, 2007
	(in millions)
Net cash from operating activities	$416	$918	$940
Net cash used in investing activities	(128)	(581)	(967)
Payment for purchase and proceeds from sale of marketable securities (current and non-current), short-term deposits and restricted cash, net	(160)	(160)	424
Net operating cash flow	$128	$177	$397

We generated favorable net operating cash flow of $177 million in the first half of 2008, decreasing compared to net operating cash flow of $397 million in the first half of 2007. This decrease is primarily due to the business acquisition of Genesis in the first half of 2008 for which we paid $170 million – net of available cash – in the first quarter of 2008.

Capital Resources

Net financial position

We define our net financial position as the difference between our total cash position (cash, cash equivalents, current and non-current marketable securities, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). Net financial position is not a U.S. GAAP measure. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheets as at June 28, 2008:

	As at
	June 28, 2008	March 30, 2008	December 31, 2007	June 30, 2007
	(in millions)
Cash and cash equivalents, net of bank overdrafts	$2,136	$2,060	$1,855	$1,333
Marketable securities, current	898	1,060	1,014	1,406
Restricted cash	250	250	250	250
Marketable securities, non-current	300	339	369	—
Total cash position	3,584	$3,709	3,488	2,989
Current portion of long-term debt	(153)	(300)	(103)	(127)
Long-term debt	(2,313)	(2,324)	(2,117)	(1,992)
Total financial debt	(2,466)	(2,624)	(2,220)	(2,119)
Net financial position	$1,118	$1,085	$1,268	$870

The net financial position as of June 28, 2008 resulted in a net cash position of $1,118 million, representing an improvement from $1,085 as of March 30, 2008 due to quarterly positive net operating cash flow of $128 million. In the same period, our total cash position decreased slightly to $3,584 million and total financial debt decreased to $2,466 million.

On July 28, 2008 we closed our previously announced deal to create a joint venture company with NXP from our wireless operations, which resulted in our providing a cash payment of $1,550 million to NXP.  In addition to that deal, we expect substantial use of cash in the coming quarter due to our common share repurchase program and our upcoming payment of the cash dividend.

At June 28, 2008, the aggregate amount of our long-term debt was $2,466 million, including $2 million of our 2013 Convertible Bonds, $1,021 million of our 2016 Convertible Bonds and $787 million of our 2013 Senior Bonds (corresponding to the €500 million at issuance). Our long-term debt included as at June 28, 2008 $90 million of capital leases related to the equipment used but not yet purchased as part of the Crolles2 alliance termination. Additionally, the aggregate amount of our total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $856 million, which was not used at June 28, 2008. We also had a €245 million credit facility with the European Investment Bank as part of a funding program loan, which was fully drawn in U.S. dollars for a total amount of $341 million as at June 28, 2008. A new European Investment Bank loan was signed on July 21, 2008 for a total amount of €250 million for R&D Italy, which has not yet been drawn. We also maintain uncommitted foreign exchange facilities totaling $891 million at June 28, 2008. Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds. See Note 15 to our Consolidated Financial Statements.

As of June 28, 2008, debt payments due by period and based on the assumption that convertible debt redemptions are at the holder’s first redemption option were as follows:

	Total	2008	2009	2010	2011	2012	2013	Thereafter
	(in millions)
Long-term debt (including current portion)	$2,466	$153	$135	$1,101	$62	$849	$59	$107

On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.

As of June 28, 2008, we have the following credit ratings on our 2013 and 2016 Bonds:

	Moody’s Investors Service	Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2013	WR (1)	A-
Zero Coupon Senior Convertible Bonds due 2016	Baa1	A-
Floating Rate Senior Bonds due 2013	Baa1	A-

(1)     Rating withdrawn since the redemption in August 2006 of $1.4 billion of our 2013 Convertible Bonds, which left only $2 million of our 2013 Convertible Bonds outstanding.

On April 11, 2008, Moody’s Investors Service and Standard & Poor’s Ratings Services put our ratings “on review for possible downgrade” and “on CreditWatch with negative implications,” respectively. On June 24, 2008 Standard and Poor’s Rating Services affirmed the “A-” rating. On June 25, 2008 Moody’s Investors Service downgraded our senior debt rating from “A3” to “Baa1.”

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies as of June 28, 2008, and for each of the five years to come and thereafter, were as follows (1):

	Total	2008	2009	2010	2011	2012	2013	Thereafter
Operating leases(2)	$514	$80	$82	$69	$62	$54	$51	$116
Purchase obligations(2)	641	579	41	16	5
of which:
Equipment and other asset purchase	222	220	2
Foundry purchase	209	209
Software, technology licenses and design	210	150	39	16	5
Other obligations(2)	1,771	1,620	85	38	11	7	8	2
Long-term debt obligations (including current portion)(3)(4)(5)	2,466	153	135	1,101	62	849	59	107
of which:
Capital leases(3)	110	93	7	7	2			1
Pension obligations(3)	304	23	27	21	23	22	19	169
Other non-current liabilities(3)	311	5	25	37	17	87	8	132
Total	$6,007	$2,460	$395	$1,282	$180	$1,019	$145	$526

(1)     Contingent liabilities which cannot be quantified are excluded from the table above.
(2)     Items not reflected on the Unaudited Consolidated Balance Sheet at June 28, 2008.
(3)     Items reflected on the Unaudited Consolidated Balance Sheet at June 28, 2008.
(4)     See Note 15 to our Unaudited Consolidated Financial Statements at June 28, 2008 for additional information related to long-term debt and redeemable convertible securities.
(5)     Year of payment is based on maturity before taking into account any potential acceleration that could result from a triggering of the change of control provisions of the 2016 Convertible Bonds and the 2013 Senior Bonds.

As a consequence of our July 10, 2007 announcement concerning the planned closures of certain of our manufacturing facilities, the future shutdown of our plants in the United States will lead to negotiations with some of our suppliers. As no final date has been set, none of the contracts as reported above have been terminated nor do the reported amounts take into account any termination fees.

Operating leases are mainly related to building leases and to equipment leases as part of the Crolles2 equipment repurchase as detailed below. The amount disclosed is composed of minimum payments for future leases from 2008 to 2013 and thereafter. We lease land, buildings, plants and equipment under operating leases that expire at various dates under non-cancelable lease agreements.

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses. Following the termination of the Crolles2 alliance with our partners Freescale Semiconductor and NXP Semiconductors, we signed an agreement with each of the two partners to commit to purchasing 300-mm equipment during 2008. The timing of the purchase has been agreed on the basis of our visibility of the loading for our Crolles2 wafer fab. Out of the $404 million in assets remaining to be purchased in 2008, $125 million were repurchased in the first half of 2008, $150 million were assigned to leasing companies which purchased these assets and we subsequently entered into operating leases for this amount, $90 million of equipment used but not yet purchased were accounted for as a capital lease, and $39 million that were not used were reported as a purchase commitment in the above table.

Other obligations primarily relate to firm contractual commitments with respect to a cooperation agreements. On April 10, 2008, we announced our agreement with NXP to combine our respective key wireless operations to form a joint venture company. The transaction closed on July 28, 2008.  At closing, we received an 80% stake in the joint venture and paid $1,550 million to NXP, including a control premium, that was funded from outstanding cash.  On January 17, 2008 we acquired effective control of Genesis. There remains a commitment of $5 million related to a retention program.

Long-term debt obligations mainly consist of bank loans, convertible and non-convertible debt issued by us that is totally or partially redeemable for cash at the option of the holder. They include maximum future amounts that may be redeemable for cash at the option of the holder, at fixed prices. On August 7, 2006, as a result of almost all of the holders of our 2013 Convertible Bonds exercising the August 4, 2006 put option, we repurchased $1,397 million aggregate principal amount of the outstanding convertible bonds. The outstanding 2013 Convertible Bonds, corresponding to approximately $2 million and approximately 2,505 bonds, may be redeemed, at the holder’s option, for cash on August 5, 2008 at a conversion ratio of $975.28, or on August 5, 2010 at a conversion ratio of $965.56, subject to adjustments in certain circumstances.

In February 2006, we issued $1,131 million principal amount at maturity of Zero Coupon Senior Convertible Bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.118317 shares per one thousand dollars face value of the bonds corresponding to 41,997,240 equivalent shares. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollars face value of the bonds. We can call the bonds at any time after March 10, 2011 subject to our share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days.

At our annual general meeting of shareholders held on April 26, 2007, our shareholders approved a cash dividend distribution of $0.30 per share. Pursuant to the terms of our 2016 Convertible Bonds, the payment of this dividend gave rise to a slight change in the conversion rate thereof. The new conversion rate was 43.363087 corresponding to 42,235,646 equivalent shares. At our annual general meeting of shareholders held on May 14, 2008, our shareholders approved a cash dividend distribution of $0.36 per share. The payment of this dividend gave rise to a change in the conversion rate thereof. The new conversion rate is 43.833898, corresponding to 42,694,216 equivalent shares.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly-owned subsidiaries, issued Floating Rate Senior Bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. The notes have a put for early repayment in case of a change of control.

Pension obligations and termination indemnities amounting to $304 million consist of our best estimates of the amounts projected to be payable by us for the retirement plans based on the assumption that our employees will work for us until they reach the age of retirement. The final actual amount to be paid and related timings of such payments may vary significantly due to early retirements, terminations and changes in assumptions rates. See Note 17 to our Consolidated Financial Statements. In addition, following the FMG deconsolidation, we contractually agreed to maintain in our books the existing defined benefit plan obligation of one of the deconsolidated entities, which was classified as a non-current liability for $40 million (see below) as at June 28, 2008. The FMG deconsolidation did not trigger any significant curtailment gain.

Other non-current liabilities include, in addition to the above-mentioned pension obligation, future obligations related to our restructuring plans and miscellaneous contractual obligations. They also include, following the FMG deconsolidation as at June 28, 2008, a long-term liability for capacity rights amounting to $82 million and a $69 million guarantee liability based on the fair value of the term loan over 4 years with effect of the savings provided by the guarantee.

Off-Balance Sheet Arrangements

At June 28, 2008, we had convertible debt instruments outstanding. Our convertible debt instruments contain certain conversion and redemption options that are not required to be accounted for separately in our financial statements. See Note 15 to our Unaudited Interim Consolidated Financial Statements for more information about our convertible debt instruments and related conversion and redemption options.

We have no other material off-balance sheet arrangements at June 28, 2008.

Financial Outlook

We are reconfirming our target to have capital expenditures represent approximately 10% of sales in 2008; we, therefore, currently expect that capital spending for 2008 will decrease compared to the $1.14 billion spent in 2007. The most significant of our 2008 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) full ownership of existing capacity in our 300-mm fab in Crolles, through the buy-back of the Alliance partners tools; (ii) a specific program of capacity growth devoted to MEMS in Agrate (Italy) and mixed technologies in Agrate and Catania (Italy) to support the significant growth opportunity in these technologies; (iii) focused investment both in manufacturing and R&D in France sites to secure and develop our system oriented proprietary technologies portfolio (HCMOS derivatives and mixed signal) required by our strategic customers; and (b) for the back-end facilities, the capital expenditures will mainly be dedicated to increasing our assembly and testing capacity, to the technology evolution to support the IC’s path to package size reduction in Shenzhen (China) and Muar (Malaysia) and to preparing the room for future years capacity growth by completing the new production area in Muar and the new plant in Longgang (China).

The Crolles2 alliance with NXP Semiconductors and Freescale expired on December 31, 2007. We agreed to buy the remainder of their equipment, and a final payment of $129 million was made on June 30, 2008 in connection therewith.

The transaction resulting from the agreement with NXP to combine our respective key wireless operations to form a joint venture company was closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, will start operations on August 2, 2008. At closing, we received an 80% stake in the joint venture and we paid NXP $1,550 million, including a control premium, which was funded from outstanding cash.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operating activities, available funds and available support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

Impact of Recently Issued U.S. Accounting Standards

(a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e., stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volume sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. We adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price. We did not record, upon adoption, any adjustment to retained earnings since it does not hold any of the three categories of instruments described above. Consequently, consolidated financial statements as of January 1, 2008 reflected fair value measures in compliance with previous GAAP. In the first quarter of 2008, we reassessed fair value on financial assets and liabilities in compliance with FAS 157. We identified the valuation of available-for-sale securities for which no observable market price is obtainable as an item for which detailed assessment on FAS 157 impact was required. Management estimates that the fair value of these instruments when measured in compliance with FAS 157 does not materially differ from the estimates applied to GAAP in previous periods and that the fair value measure, even if using certain entity-specific assumptions, is in line with an FAS 157 fair value hierarchy. We are also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, we are currently reviewing our goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on our preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event our strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115  (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. We adopted FAS 159 on January 1, 2008 and have not elected to apply the fair value option on any of our assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment  (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. We adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on our financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after the EITF 07-3 effective date. We adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on our financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF 07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”). EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. We adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on our financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. We adopted SAB 109 in the first quarter of 2008 and SAB 109 did not have a material effect on our financial position and results of operations.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a “simplified” method, in developing an estimate of expected term of “plain vanilla” share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available. With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption. SAB 110 is not relevant to our operations since we redefined in 2005 our compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact our operations that are not yet effective and have not been adopted early by us

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the “acquirer”) will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in the case of in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be revalued and compared to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a “bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. We are currently evaluating the effect the adoption of these statements will have on our financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 161 when effective and are currently reviewing the new disclosure requirements and their impact on our financial statements.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US generally accounting principles (“GAAP”). The GAAP hierarchy previously resided in the American Institute of Certified Accountants’ (“AICPA”) statements on auditing standards, which are directed to the auditor rather than the reporting entity. FAS 162 moves the GAAP hierarchy to the accounting literature, thereby directing it to reporting entities since it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We will adopt FAS 162 when effective and management does not expect that FAS 162 will have a material effect on our financial position and results of operations.

(c) Accounting pronouncements that are not yet effective and are not expected to impact our operations

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists. Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP. Absent specific GAAP, the entities that participate in the arrangement would apply other existing GAAP by analogy or apply a reasonable and rational accounting policy consistently. EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date. The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application. We will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on our financial position and results of operations.

In March 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships (“EITF 07-4”). The issue addresses the application of the two-class method for master limited partnerships (“MLP”) when incentive distribution rights (“IDRs”) are present and entitle the IDR holder to a portion of the distributions. The final consensus states that when earnings exceed distributions, the computation of earnings per unit (“EPU”) should be based on the terms of the partnership agreement. Accordingly, any contractual limitations on the distributions to IDR holders would need to be determined for each reporting period. EITF 07-4 is effective for periods that begin after December 15, 2008 and will be accounted for as a change in accounting principle through retrospective application. Early application is prohibited. We will adopt EITF 07-4 when effective and management does not expect that EITF 07-4 will have a material effect on our financial position and results of operations.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 163, Accounting for Financial Guarantee Insurance Contracts (“FAS 163”). The new standard clarifies how Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“FAS 60”) applies to financial guarantee insurance contracts as defined in the new standard. FAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. Except for certain disclosures, earlier application is not permitted. FAS 163 is not relevant to our operations and thus management does not expect that FAS 163 will have a material effect on our financial position and results of operations.

In June 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). The issue deals with how an entity should determine if an instrument (or an embedded feature) is indexed to its own stock. The guidance in Issue 07-5 is effective for fiscal years beginning after December 15, 2008 and would be accounted for as a change in accounting principle through prospective application. Early adoption is not permitted. EITF 07-5 is not relevant to our operations and thus management does not expect that EITF 07-5 will have a material effect on our financial position and results of operations.

In June 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements (“EITF 08-3”). The issue addresses advance nonrefundable deposits made by a lessee to a lessor that will be reimbursed to the lessee upon completion of maintenance on a leased asset. The Task Force reached a final consensus that the maintenance payment should be treated as a deposit asset, with the cost of maintenance expensed or capitalized when it is performed. If the lessee determines that an amount on deposit is less than probable of being returned to fund future maintenance cost or activity, it shall be recognized as additional expense at that time. The guidance in Issue 08-3 is effective for fiscal years beginning after December 15, 2008 and would be accounted for as a change in accounting principle through a cumulative effect adjustment in opening retained earnings in the year of adoption. We will adopt EITF 08-3 when effective and management does not expect that EITF 08-3 will have a material effect on our financial position and results of operations.

Equity investments

Numonyx

On March 30, 2008 we finalized our joint venture agreement with Intel and Francisco Partners L.P. for the creation of Numonyx. At closing, we contributed our flash memory assets and businesses for a 48.6% equity ownership stake in common stock and $156 million in long-term subordinated notes, which are further described in Note 14 to the financial statements. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P. invested $150 million in cash. Intel and Francisco Partners equity ownership interest in Numonyx is 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible preferred stock of Francisco Partners includes preferential payout rights. Also at closing, we accounted for our share in Numonyx under the equity method based on the actual results of the venture. As at June 28, 2008 we reported a $5 million loss for our Numonyx equity investment on the line “Earnings (loss) on equity investments”. In the valuation of the Numonyx investment under the equity method, we apply one-quarter lag reporting. Consequently, equity gain (loss) related to Numonyx earnings for the second quarter of 2008 will be reported by us in the third quarter of 2008. Business conditions remain difficult for the flash memory business, so the earnings for Numonyx in the second quarter of 2008 that will be reported by us in the third quarter may be a loss, particularly after giving effect to certain purchase accounting entries by Numonyx. We have recorded in the second quarter of 2008 on the line  “Earnings (loss) on equity investment” a $4 million decrease to Numonyx equity investment related to an interest expense on the subordinated notes and corresponding to the our equity interest in the financial expense of Numonyx, as described in Note 8 to the financial statements.  We also recognized on the line “Earnings (loss) on equity investments” $1 million in stock-based compensation and related payroll taxes recorded on awards granted to employees transferred to Numonyx.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. We and Intel have each granted in favor of Numonyx a 50% debt guarantee, not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise our rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets.  The debt guarantee was evaluated under FIN 45.  It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at June 28, 2008.

At June 28, 2008 our investment in Numonyx amounted to $1,032 million.

Our current maximum exposure to loss as a result of our involvement with Numonyx is limited to our equity investment, our investment in subordinated notes and our debt guarantee obligation.

Hynix ST Joint Venture

In 2004, we signed a joint-venture agreement with Hynix Semiconductor Inc. to build a front-end memory-manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc.

contributed $500 million for a 67% equity interest and we contributed $250 million for a 33% equity interest. In addition, we originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint-venture’s assets. We made the total $250 million capital contributions as previously planned in the joint venture agreement in 2006. We accounted for our share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, our interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it was to be transferred to Numonyx upon the formation of that company.

Due to regulatory and withholding tax issues, we could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006 we entered into a ten-year term debt guarantee agreement with an external financial institution through which we guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement requires us to place up to $250 million in cash in a deposit account. The guarantee deposit will be used by the bank in case the joint venture fails to repay, with $250 million as the maximum potential amount of future payments we, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise our rights, subordinated to the repayment of senior lenders, to recover the amounts paid under the guarantee through the sale of the joint-venture’s assets. In 2006, we placed $218 million of cash on the guarantee deposit account. In the first half of 2007, we placed the remaining $32 million of cash, which totaled $250 million as at June 28, 2008 and was reported as “Restricted cash” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at the beginning of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at June 28, 2008 and we reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG deconsolidation do not include the transfer of the guarantee.

Our current maximum exposure to loss as a result of our involvement with the joint venture is limited to our indirect investment through Numonyx and the debt guarantee commitments.

 Backlog and Customers

The level of bookings (including frame orders) continued to register at a solid level in the second quarter of 2008, despite the difficult macroeconomic environment; however, we entered the third quarter of 2008 with a backlog (including frame orders, but excluding FMG as that business was sold in the first quarter) that was basically equivalent to what we had entering the second quarter of 2008. Backlog (including frame orders) is subject to possible cancellation, push back, lower than expected hit of frame orders, etc., and thus, is not necessarily indicative of billing amount or growth for the year.

In the second quarter of 2008, we had several large customers, with the Nokia Group of companies being the largest and accounting for approximately 18% of our revenues, compared to 20% in the second quarter of 2007. We have no assurance that the Nokia Group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not to confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of June 28, 2008:

Year	Transaction	Number of shares	Nominal value (Euro)	Cumulative amount of capital (Euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital (Euro)	Amount of issue premium (Euro)	Cumulative—issue premium (Euro)

December 31, 2007	Exercise of options	135,487	1.04	946,705,157	910,293,420	140,907	1,722,328	1,756,254,982
June 28, 2008	Exercise of options	13,885	1.04	946,719,597	910,307,305	14,440	0	1,756,254,982

As of June 28, 2008, we had 910,307,305 shares outstanding, including 14,061,954 shares owned as treasury stock to be used in our share repurchase program, of which 6,734,450 were acquired in the second quarter of 2008. We also had outstanding stock options exercisable into the equivalent of 41,784,926 common shares and 6,173,667 unvested stock awards to be vested on treasury stock. Upon fulfillment of the respective predetermined criteria, the first tranche of stock awards granted under our 2007 stock-based plan vested on April 26, 2008, and the second tranche and the last tranche of stock awards granted under our 2006 and 2005 stock-based plans, respectively, vested on April 27, 2008. For full details of quantitative and qualitative information, see “Item 6. Directors, Senior Management and Employees” as set forth in the Form 20-F, as may be updated from time to time in our public filings, and see Notes 16 and 19 to our Unaudited Interim Consolidated Financial Statements.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure.

As part of their evaluations, our Chief Executive Officer and Chief Financial Officer rely on the report and certification of our Chief Compliance Officer to whom the internal audit and compliance activities have directly reported since December 2007. Apart from the above, there were no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in “Overview–Business Outlook” and in “Liquidity and Capital Resources–Financial Outlook” and elsewhere in this Form 6-K that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•      our ability to address changes in the exchange rates between the U.S. dollar and the Euro, in particular with the furthering weakening of the U.S. dollar which impacts our fixed costs incurred in Euros, when our selling prices are mainly in U.S. dollars, our gross margins, as well as changes in the exchange rates between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•      the attainment of anticipated benefits of cooperative research and development alliances and our ability to secure new process technologies in a timely and cost effective manner so that the resultant products can be commercially viable and acceptable in the marketplace;

•      our ability to sign and close an agreement for the sale of our manufacturing facility in Phoenix, Arizona in accordance with the currently envisaged terms;

•      our ability in an intensively competitive environment and cyclical industry to design competitive products, to secure timely acceptance of our products by our customers, to adequately operate our manufacturing facilities at sufficient levels to cover fixed operating costs, and to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•      the results of actions by our competitors, including new product offerings and our ability to react thereto;

•      pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•      the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•      significant differences in the gross margins we achieve compared to expectations, based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets (including manufacturing, assembly/test and intangible assets), and the timing and execution of our manufacturing investment plans and associated costs, including start-up costs;

•      the financial impact of obsolete or excess inventories if actual demand differs from our manufacturing plans;

•      future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•      changes in our overall tax position as a result of changes in tax laws or pursuant to tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•      the outcome of litigation;

•      the impact of intellectual property claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions; and

•      changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers, operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,”

“expects,” “may,” “are expected to,” “will,” “will continue,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” in the Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Pages
Consolidated Statements of Income for the Three Months and Six Months Ended June 28, 2008 and June 30, 2007 (unaudited)	F-1
Consolidated Balance Sheets as of June 28, 2008 (unaudited) and December 31, 2007 (audited)	F-3
Consolidated Statements of Cash Flows for the Three Months and Six Months Ended June 28, 2008 and June 30, 2007 (unaudited)	F-4
Consolidated Statements of Changes in Shareholders’ Equity (unaudited)	F-5
Notes to Interim Consolidated Financial Statements (unaudited)	F-6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: August 4, 2008	By:	/s/ Carlo Bozotti
		Name:	Carlo Bozotti
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board

 Enclosure:  STMicroelectronics N.V.’s Second Quarter and First Half 2008:

●	Operating and Financial Review and Prospects;
●	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders’ Equity and related Notes; and
●	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	(unaudited)
	June 28,	June 30,
In millions of U.S. dollars except per share amounts	2008	2007

Net sales	2,379	2,409
Other revenues	12	9
Net revenues	2,391	2,418
Cost of sales	(1,511)	(1,580)
Gross profit	880	838
Selling, general and administrative	(281)	(270)
Research and development	(470)	(446)
Other income and expenses, net	30	12
Impairment, restructuring charges and other related closure costs	(185)	(906)
Operating loss	(26)	(772)
Other-than-temporary impairment charge on financial assets	(39)	-
Interest income, net	19	18
Earnings (loss) on equity investments	(5)	3
Loss before income taxes and minority interests	(51)	(751)
Income tax benefit (expense)	5	(4)
Loss before minority interests	(46)	(755)
Minority interests	(1)	(3)
Net loss	(47)	(758)

Loss per share (Basic)	(0.05)	(0.84)
Loss per share (Diluted)	(0.05)	(0.84)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended
	(unaudited)
	June 28,	June 30,
In millions of U.S. dollars except per share amounts	2008	2007

Net sales	4,841	4,678
Other revenues	28	15
Net revenues	4,869	4,693
Cost of sales	(3,090)	(3,070)
Gross profit	1,779	1,623
Selling, general and administrative	(585)	(531)
Research and development	(978)	(881)
Other income and expenses, net	39	(3)
Impairment, restructuring charges and other related closure costs	(369)	(918)
Operating loss	(114)	(710)
Other-than-temporary impairment charge on financial assets	(69)	-
Interest income, net	40	36
Earnings (loss) on equity investments	(5)	9
Loss before income taxes and minority interests	(148)	(665)
Income tax benefit (expense)	19	(15)
Loss before minority interests	(129)	(680)
Minority interests	(2)	(4)
Net loss	(131)	(684)

Loss per share (Basic)	(0.15)	(0.76)
Loss per share (Diluted)	(0.15)	(0.76)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	June 28,	December 31,
In millions of U.S. dollars	2008	2007
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	2,136	1,855
Marketable securities	898	1,014
Trade accounts receivable, net	1,473	1,605
Inventories, net	1,580	1,354
Deferred tax assets	246	205
Assets held for sale	61	1,017
Other receivables and assets	734	612
Total current assets	7,128	7,662
Goodwill	315	290
Other intangible assets, net	309	238
Property, plant and equipment, net	5,059	5,044
Long-term deferred tax assets	283	237
Equity investments	1,032	-
Restricted cash	250	250
Non-current marketable securities	300	369
Other investments and other non-current assets	377	182
	7,925	6,610
Total assets	15,053	14,272

Liabilities and shareholders' equity
Current liabilities:
Current portion of long-term debt	153	103
Trade accounts payable	1,161	1,065
Other payables and accrued liabilities	981	744
Dividends payable to shareholders	242	-
Deferred tax liabilities	10	11
Accrued income tax	132	154
Total current liabilities	2,679	2,077

Long-term debt	2,313	2,117
Reserve for pension and termination indemnities	304	323
Long-term deferred tax liabilities	33	14
Other non-current liabilities	311	115
	2,961	2,569
Total liabilities	5,640	4,646
Commitment and contingencies
Minority interests	56	53

Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,307,305 shares issued, 896,245,351 shares outstanding)	1,156	1,156
Capital surplus	2,145	2,097
Accumulated result	4,736	5,274
Accumulated other comprehensive income	1,593	1,320
Treasury stock	(273)	(274)
Shareholders' equity	9,357	9,573

Total liabilities and shareholders' equity	15,053	14,272

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	(unaudited)
	June 28,	June 30,
In millions of U.S. dollars	2008	2007

Cash flows from operating activities:
Net loss	(131)	(684)
Items to reconcile net loss and cash flows from operating activities:
Depreciation and amortization	666	770
Amortization of discount on convertible debt	9	9
Other-than-temporary impairment charge on financial assets	69	-
Other non-cash items	11	39
Minority interests	2	4
Deferred income tax	(3)	(7)
(Earnings) loss on equity investments	5	(9)
Impairment, restructuring charges and other related closure costs, net of cash payments	337	885
Changes in assets and liabilities:
Trade receivables, net	165	46
Inventories, net	(179)	(53)
Trade payables	143	(2)
Other assets and liabilities, net	(176)	(58)
Net cash from operating activities	918	940

Cash flows from investing activities:
Payment for purchases of tangible assets	(530)	(507)
Payment for purchase of marketable securities	-	(682)
Proceeds from sale of marketable securities	160	40
Proceeds from matured short-term deposits	-	250
Restricted cash	-	(32)
Investment in intangible and financial assets	(41)	(36)
Payment for business acquisitions, net of cash and cash equivalents acquired	(170)	-
Net cash used in investing activities	(581)	(967)

Cash flows from financing activities:
Proceeds from long-term debt	136	17
Repayment of long-term debt	(51)	(52)
Increase in short-term facilities	-	40
Capital increase	-	2
Repurchase of common stock	(83)	-
Dividends paid	(81)	(269)
Net cash used in financing activities	(79)	(262)
Effect of changes in exchange rates	23	4
Net cash increase (decrease)	281	(285)
Cash and cash equivalents at beginning of the period	1,855	1,659
Cash and cash equivalents at end of the period	2,136	1,374

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

In millions of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Accumulated	Comprehensive	Shareholders'
	Stock	Surplus	Stock	Result	income	Equity
Balance as of December 31, 2006 (audited)	1,156	2,021	(332)	6,086	816	9,747
Cumulative effect of FIN 48 adoption				(8)		(8)
Capital increase		2				2
Stock-based compensation expense		74	58	(58)		74
Comprehensive income:
Net Loss				(477)		(477)
Other comprehensive income, net of tax					504	504
Comprehensive income						27
Dividends, $0.30 per share				(269)		(269)
Balance as of December 31, 2007 (audited)	1,156	2,097	(274)	5,274	1,320	9,573
Capital increase						-
Repurchase of common stock			(83)			(83)
Stock-based compensation expense		48	84	(84)		48
Comprehensive income:
Net Loss				(131)		(131)
Other comprehensive income, net of tax					273	273
Comprehensive income						142
Dividends, $0.36 per share				(323)		(323)
Balance as of June 28, 2008 (unaudited)	1,156	2,145	(273)	4,736	1,593	9,357

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its statutory domicile in Amsterdam and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In the first quarter of 2008, as a direct result of closing a significant business disposal transaction on March 30, 2008, the Company decided to extend its first quarter reporting date by one day to March 30. This change had no material impact on the first quarter 2008 statement of income. The Company’s second quarter ended on June 28 and its third and fourth quarter will end on September 27 and on December 31, respectively.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2007. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended

December 31, 2007, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2008.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory, accruals for warranty costs, litigation and claims, assumptions used to discount monetary assets expected to be recovered beyond one year, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, estimated value of the consideration to be received and used as fair value for the asset group classified as assets to be held for sale, measurement of the fair value of marketable securities classified as available-for-sale for which no observable market price is obtainable, restructuring charges, assumptions used in calculating pension obligations and share-based compensation including assessment of the number of awards expected to vest upon the satisfaction of certain conditions of future performance, assumptions used to measure and recognize a liability for the fair value of the obligation the Company assumes at the inception of a guarantee, measurement of the hedge effectiveness of derivative instruments, deferred income tax assets including required valuation allowances and liabilities as well as  provisions for specifically identified income tax exposures and income tax uncertainties. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations, cash flows and financial position could be significantly affected. In the first quarter of 2008, the Company launched its first 300-mm production facility. Consequently, the Company assessed the useful life of its 300-mm manufacturing equipment, based on relevant economic and technical factors. The conclusion was that the appropriate depreciation period for such 300-mm equipment was 10 years. This policy was applied starting January 1, 2008.

5.	Recent Accounting Pronouncements

(a) Accounting pronouncements effective in 2008

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  In addition, the statement defines a fair value hierarchy which should be used when determining fair values, except as specifically excluded (i.e., stock awards, measurements requiring vendor specific objective evidence, and inventory pricing). The hierarchy places the greatest relevance on Level 1 inputs which include quoted prices in active markets for identical assets or liabilities. Level 2 inputs, which are observable either directly or indirectly, include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and inputs that could vary based on either the condition of the assets or liabilities or volume sold. The lowest level of the hierarchy, Level 3, is unobservable inputs and should only be used when observable inputs are not available. This would include company level assumptions and should be based on the best available information under the circumstances. FAS 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the Financial Accounting Standards Board issued an FASB Staff Position (“FSP”) that partially deferred the effective date of FAS 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized at fair value in the financial statements on a nonrecurring basis. However, the FSP did not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are measured at least annually, which do not include goodwill. The Company adopted FAS 157 on January 1, 2008. FAS 157 adoption is prospective, with no cumulative effect of the change in the accounting guidance for fair value measurement to be recorded as an adjustment to retained earnings, except for the following: valuation of financial instruments previously measured with block premiums and discounts; valuation of certain financial instruments and derivatives at fair value using the transaction price; and valuation of a hybrid instrument previously measured at fair value using the transaction price. The Company did not record, upon adoption, any adjustment to retained earnings since it does not hold any of the three categories of instruments described above. Consequently, consolidated financial statements as of January 1, 2008 reflected fair value measures in compliance with previous GAAP. In the first quarter of 2008, the Company reassessed fair value on financial assets and liabilities in compliance with FAS 157. The Company identified the valuation of available-for-sale securities for which no observable market price is obtainable as an item for which detailed assessment on FAS 157 impact was required. Management estimates that the fair value of these instruments when measured in compliance with FAS 157 does not materially differ from the estimates applied to U.S. GAAP in previous periods and that the fair value measure, even if using certain entity-specific assumptions, is in line with an FAS 157 fair value hierarchy. The Company is also assessing the future impact of FAS 157 when adopted for nonfinancial assets and liabilities that are recognized at fair value in the financial statements on a nonrecurring basis, such as impaired long-lived assets or goodwill. For goodwill impairment testing and the use of fair value of tested reporting units, the Company is currently reviewing its goodwill impairment model to measure fair value on marketable comparables, instead of discounted cash flows generated by each reporting entity. Based on the Company’s preliminary assessment, management estimates that FAS 157 adoption could have an effect on certain future goodwill impairment tests, in the event the Company’s strategic plan could necessitate changes in the product portfolios, upon the final date of adoption of FAS 157.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115  (“FAS 159”). This statement permits companies to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses in earnings at each subsequent reporting date on items for which the fair value option has been elected. The objective of this statement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. A company may decide whether to elect the fair value option for each eligible item on its election date, subject to certain requirements described in the statement. FAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted for fiscal year 2007 if first quarter statements have not been issued. The Company adopted FAS 159 on January 1, 2008 and has not elected to apply the fair value option on any of its assets and liabilities as permitted by FAS 159.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”). The issue applies to equity-classified nonvested shares on which dividends are paid prior to vesting, equity-classified nonvested share units on which dividends equivalents are paid, and equity-classified share options on which payments equal to the dividends paid on the underlying shares are made to the option-holder while the option is outstanding. The issue is applicable to the dividends or dividend equivalents that are (1) charged to retained earnings under the guidance in Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment  (“FAS 123R”) and (2) result in an income tax deduction for the employer. EITF 06-11 states that a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified nonvested shares, nonvested equity share units, and outstanding share options should be recognized as an increase to additional paid-in-capital. Those tax benefits are considered excess tax benefits (“windfall”) under FAS 123R. EITF 06-11 must be applied prospectively to dividends declared in fiscal years beginning after December 15, 2007 and interim periods within those fiscal years, with early adoption permitted for the income tax benefits of dividends on equity-based awards that are declared in periods for which financial statements have not yet been issued. The Company adopted EITF 06-11 in the first quarter of 2008 and EITF 06-11 did not have any impact on its financial position and results of operations.

In June 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-3, Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities (“EITF 07-3”). The issue addresses whether non-refundable advance payments for goods or services that will be used or rendered for research and development activities should be expensed when the advance payments are made or when the research and development activities have been performed. EITF 07-3 applies only to non-refundable advance payments for goods and services to be used and rendered in future research and development activities pursuant to an executory contractual arrangement. EITF 07-3 states that non-refundable advance payments for future research and development activities should be capitalized until the goods have been delivered or the related services have been performed. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense. EITF 07-3 is effective for fiscal years beginning after December 15, 2007 and interim periods within those fiscal years. Earlier application is not permitted and entities should recognize the effect of applying the guidance in this Issue prospectively for new contracts entered into after the EITF 07-3 effective date. The Company adopted EITF 07-3 in the first quarter of 2008 and EITF 07-3 did not have a material effect on its financial position and results of operations.

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause (“EITF

07-6”). The issue addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. The consensus provides that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (“FAS 66”). EITF 07-6 is effective for fiscal years beginning after December 15, 2007 and would be applied prospectively to transactions entered into after the effective date. The Company adopted EITF 07-6 in the first quarter of 2008 and EITF 07-6 did not have a material effect on its financial position and results of operations.

In November 2007, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (“SAB 109”). SAB 109 provides the Staff’s views regarding written loan commitments that are accounted for at fair value through earnings under GAAP. SAB 109 revises and rescinds portions of Staff Accounting Bulletin No. 105, Application of Accounting Principles to Loan Commitments (“SAB 105”). SAB 105 stated that in measuring the fair value of a derivative loan commitment it would be inappropriate to incorporate the expected net future cash flows related to the associated servicing of the loan. Consistent with FAS 156 and FAS 159, SAB 109 states that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SAB 109 does, however, retain the Staff’s views included in SAB 105 that no internally-developed intangible assets should be included in the measurement of the estimated fair value of a loan commitment derivative. SAB 109 is effective for all written loan commitments recorded at fair value that are entered into, or substantially modified, in fiscal quarters beginning after December 15, 2007. The Company adopted SAB 109 in the first quarter of 2008 and SAB 109 did not have a material effect on its financial position and results of operations.

In January 2008, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 110, Year-End Help for Expensing Employee Stock Options (“SAB 110”). SAB 110 expresses the views of the Staff regarding the use of a "simplified" method, in developing an estimate of expected term of "plain vanilla" share options in accordance with FAS 123R and amended its previous guidance under SAB 107 which prohibited entities from using the simplified method for stock option grants after December 31, 2007. The Staff amended its previous guidance because additional information about employee exercise behavior has not become widely available. With SAB 110, the Staff permits entities to use, under certain circumstances, the simplified method beyond December 31, 2007 if they conclude that their data about employee exercise behavior does not provide a reasonable basis for estimating the expected-term assumption. SAB 110 is not relevant to the Company’s operations since the Company redefined in 2005 its compensation policy by no longer granting stock options but rather issuing nonvested shares.

(b) Accounting pronouncements expected to impact the Company’s operations that are not yet effective and have not been adopted early by the Company

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations (“FAS 141R”) and No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.

51 (“FAS 160”). These new standards will initiate substantive and pervasive changes that will impact both the accounting for future acquisition deals and the measurement and presentation of previous acquisitions in consolidated financial statements. The standards continue the movement toward the greater use of fair values in financial reporting. FAS 141R will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. FAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. The significant changes from current practice resulting from FAS 141R are: the definitions of a business and a business combination have been expanded, resulting in an increased number of transactions or other events that will qualify as business combinations; for all business combinations (whether partial, full, or step acquisitions), the entity that acquires the business (the "acquirer") will record 100% of all assets and liabilities of the acquired business, including goodwill, generally at their fair values; certain contingent assets and liabilities acquired will be recognized at their fair values on the acquisition date; contingent consideration will be recognized at its fair value on the acquisition date and, for certain arrangements, changes in fair value will be recognized in earnings until settled; acquisition-related transaction and restructuring costs will be expensed rather than treated as part of the cost of the acquisition and included in the amount recorded for assets acquired; in step acquisitions, previous equity interests in an acquiree held prior to obtaining control will be remeasured to their acquisition-date fair values, with any gain or loss recognized in earnings; when making adjustments to finalize initial accounting, companies will revise any previously issued post-acquisition financial information in future financial statements to reflect any adjustments as if they had been recorded on the acquisition date; reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties will be recognized in earnings, except for qualified measurement period adjustments (the measurement period is a period of up to one year during which the initial amounts recognized for an acquisition can be adjusted; this treatment is similar to how changes in other assets and liabilities in a business combination will be treated, and different from current accounting under which such changes are treated as an adjustment of the cost of the acquisition); and asset values will no longer be reduced when acquisitions result in a "bargain purchase,” instead the bargain purchase will result in the recognition of a gain in earnings. The significant change from current practice resulting from FAS 160 is that since the noncontrolling interests are now considered as equity, transactions between the parent company and the noncontrolling interests will be treated as equity transactions as far as these transactions do not create a change in control. FAS 141R and FAS 160 are effective for fiscal years beginning on or after December 15, 2008. FAS 141R will be applied prospectively, with the exception of accounting for changes in a valuation allowance for acquired deferred tax assets and the resolution of uncertain tax positions accounted for under FIN 48. FAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of FAS 160 shall be applied prospectively. Early adoption is prohibited for both standards. The Company is currently evaluating the effect the adoption of these statements will have on its financial position and results of operations.

In March 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”). The new standard is intended to improve financial reporting about derivative instruments and hedging activities and to enable investors to better understand how these instruments and activities affect an entity’s financial position, financial performance and cash flows through enhanced disclosure requirements. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 161 when effective and is currently reviewing the new disclosure requirements and their impact on its financial statements.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US generally accounting principles (“GAAP”). The U.S. GAAP hierarchy previously resided in the American Institute of Certified Accountants’ (“AICPA”) statements on auditing standards, which are directed to the auditor rather than the reporting entity. FAS 162 moves the U.S. GAAP hierarchy to the accounting literature, thereby directing it to reporting entities since it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. FAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company will adopt FAS 162 when effective and management does not expect that FAS 162 will have a material effect on its financial position and results of operations.

(c) Accounting pronouncements that are not yet effective and are not expected to impact the Company’s operations

In November 2007, the Emerging Issues Task Force reached final consensus on Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”). The consensus prohibits the application of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”) and the equity method of accounting for collaborative arrangements unless a legal entity exists. Payments between the collaborative partners would be evaluated and reported in the consolidated statements of income based on applicable GAAP. Absent specific GAAP, the entities that participate in the arrangement would apply other existing U.S. GAAP by analogy or apply a reasonable and rational accounting policy consistently. EITF 07-1 is effective for periods that begin after December 15, 2008 and would apply to arrangements in existence as of the effective date. The effect of the new consensus will be accounted for as a change in accounting principle through retrospective application. The Company will adopt EITF 07-1 when effective and management does not expect that EITF 07-1 will have a material effect on the Company’s financial position and results of operations.

In March 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-4, Application of the Two-Class Method under FAS 128 to Master Limited Partnerships (“EITF 07-4”). The issue addresses the application of the two-class method for master limited partnerships (“MLP”) when incentive distribution rights (“IDRs”) are present and entitle the IDR holder to a portion of the distributions. The final consensus states that when earnings exceed distributions, the computation of earnings per unit (“EPU”) should be based on the terms of the partnership agreement. Accordingly, any contractual limitations on the distributions to IDR holders would need to be determined for each reporting period. EITF 07-4 is effective for periods that begin after December 15, 2008 and will be accounted for as a change in accounting principle through retrospective application. Early application is prohibited. The Company will adopt EITF 07-4 when effective and management does not expect that EITF 07-4 will have a material effect on the Company’s financial position and results of operations.

In May 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 163, Accounting for Financial Guarantee Insurance Contracts (“FAS 163”). The new standard clarifies how Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises (“FAS 60”) applies to financial guarantee insurance contracts as defined in the new standard. FAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years. Except for certain disclosures, earlier application is not permitted. FAS 163 is not relevant to the Company’s operations and thus management does not expect that FAS 163 will have a material effect on the Company’s financial position and results of operations.

In June 2008, the Emerging Issues Task Force reached final consensus on Issue No. 07-5, Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). The issue deals with how an entity should determine if an instrument (or an embedded feature) is indexed to its own stock. The guidance in Issue 07-5 is effective for fiscal years beginning after December 15, 2008 and would be accounted for as a change in accounting principle through prospective application. Early adoption is not permitted. EITF 07-5 is not relevant to the Company’s operations and thus management does not expect that EITF 07-5 will have a material effect on the Company’s financial position and results of operations.

In June 2008, the Emerging Issues Task Force reached final consensus on Issue No. 08-3, Accounting by Lessees for Maintenance Deposits under Lease Agreements (“EITF 08-3”). The issue addresses advance nonrefundable deposits made by a lessee to a lessor that will be reimbursed to the lessee upon completion of maintenance on a leased asset. The Task Force reached a final consensus that the maintenance payment should be treated as a deposit asset, with the cost of maintenance expensed or capitalized when it is performed. If the lessee determines that an amount on deposit is less than probable of being returned to fund future maintenance cost or activity, it shall be recognized as additional expense at that time. The guidance in Issue 08-3 is effective for fiscal years beginning after December 15, 2008 and would be accounted for as a change in accounting principle through a cumulative effect adjustment in opening retained earnings in the year of adoption. The Company will adopt EITF 08-3 when effective and management does not expect that EITF 08-3 will have a material effect on the Company’s financial position and results of operations.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Research and development funding	24	15	44	26
Start-up costs	-	(5)	(7)	(15)
Exchange gain (loss), net	7	1	11	(3)
Patent litigation costs	(2)	(5)	(7)	(12)
Patent pre-litigation costs	(3)	(3)	(6)	(5)
Gain on sale of non-current assets, net	2	(1)	4	-
Other, net	2	10	-	6

Total Other income and expenses, net	30	12	39	(3)

Patent litigation costs include legal and attorney fees and payment of claims, and patent pre-litigation costs are composed of consultancy fees and legal fees. Patent litigation costs are costs incurred in respect of pending litigation. Patent pre-litigation costs are costs incurred to prepare for licensing discussions with third parties with a view to concluding an agreement.

Following the passage of the French Finance Act for 2008, which included several changes to the research tax credit regime, beginning on January 1, 2008, French research tax credits that in prior years were accounted for as a reduction in income tax expense were deemed to be grants in substance. However, unlike other research and development funding, the amounts are determinable in advance and accruable as research expenditures are made. Therefore, these credits, which amounted to $37 million for the second quarter of 2008 and $73 million for the first half of 2008, were accounted for as a reduction of research and development expenses.

For the six months ended June 28, 2008 “Other, net” included a $2 million income net of attorney and consultancy fees that the Company received in its ongoing pursuit to recover damages related to the case with its former Treasurer as previously disclosed.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

In the second quarter of 2008, the Company incurred impairment and restructuring charges related principally to the Flash memory asset disposal (“FMG deconsolidation”) and the manufacturing plan committed to by the Company in the second quarter of 2007 (the “2007 restructuring plan”).

In the second quarter of 2007, the Company announced it had entered into a definitive agreement with Intel to create a new independent semiconductor company, Numonyx, from the key assets of the Company’s and Intel’s Flash memory business, as described in Note 12. In 2007, upon meeting FAS 144 criteria for assets held for sale, the Company reclassified the to-be-contributed assets as current assets and started to incur impairment and restructuring charges related to the disposal of the memory business. On March 30, 2008 the Company closed the deal to create the Numonyx venture and to deconsolidate the FMG contributed assets accordingly.

The Company announced in the third quarter of 2007 that management had committed to a new restructuring plan. This plan is aimed at redefining the Company’s manufacturing strategy in order to be more competitive in the semiconductor market. In addition to the prior restructuring measures undertaken in past years, which include the 150-mm  restructuring plan and the headcount reduction plan, this new manufacturing plan will pursue, among other initiatives: the transfer of 150-mm  production from Carrollton, Texas to Asia, the transfer of 200-mm production from Phoenix, Arizona, to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase out of the activities in Ain Sebaa site synchronized with a significant growth in the Company’s Bouskoura site. In the first half of 2008, upon receipt of certain offers by third parties, the Company is planning to sell its Phoenix facilities. Upon meeting FAS 144 criteria for assets held for sale in the second quarter of 2008, the Company reclassified the assets to be sold as current assets and incurred impairment charges related to their disposal.

Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2008 are summarized as follows:

(Unaudited)
Three months ended on June 28, 2008
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	114	25	2	141
FMG deconsolidation	25	1	9	35
Other	-	9	-	9

Total impairment, restructuring charges and other related closure costs	139	35	11	185

(Unaudited)
Six months ended on June 28, 2008
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	114	38	3	155
FMG deconsolidation	189	2	10	201
Other	-	11	2	13

Total impairment, restructuring charges and other related closure costs	303	51	15	369

Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2007 are summarized as follows:

(Unaudited)
Three months ended on June 30, 2007
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	-	40	-	40
FMG deconsolidation	857	-	-	857
Other	-	-	9	9

Total impairment, restructuring charges and other related closure costs	857	40	9	906

(Unaudited)
Six months ended on June 30, 2007
In millions of U.S. dollars	Impairment and additional disposal loss	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

2007 restructuring plan	-	40	-	40
FMG deconsolidation	857	-	-	857
Other	-	2	19	21

Total impairment, restructuring charges and other related closure costs	857	42	19	918

Impairment, restructuring charges and other related closure costs incurred in the second quarter of 2007 were $906 million, of which $857 million were for the impairment loss on FMG assets to be sold, $40 million for the 2007 restructuring plan relating to the Company’s fabs in Phoenix and Carrollton (USA) as well as back-end facilities in Ain-Sebaa (Morocco) and $9 million for past initiatives.

Impairment charges and additional disposal loss

On March 30, 2008 upon the closing of the previously announced the deal to create Numonyx, the Company contributed its Flash memory business to the newly existing entity. The Company incurred in the first half of 2008 a loss of $189 million, consisting of a $164 million impairment charge recorded in the first quarter of 2008 and an additional loss of $25 million, which was recorded in the second quarter of 2008 as a consequence of additional charges borne by the Company in relation to the contributed assets. The total loss of the FMG deconsolidation amounted to $1,295 million, of which $1,106 million was recorded in the year ended December 31, 2007.

In the second quarter of 2008, the Company reclassified, as current assets on the line “Assets held for sale” on the consolidated balance sheet, the long-lived assets of its manufacturing site in Phoenix, Arizona (that had previously been designated for closure as part of the 2007 restructuring plan), pursuant to its decision during the quarter to sell the facility as a going concern. The reclassified assets are primarily property and other long-lived assets that satisfied, as at June 28, 2008, all of the criteria required for “held-for-sale” status as set forth in Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Term Assets (“FAS 144”). The carrying value of the assets to be sold totaled $175 million at the date of the reclassification, while fair value less costs to sell amounted to approximately $61 million, which generated an impairment charge of $114 million recorded in the second quarter of

2008. Fair value less costs to sell was based on the consideration to be received upon the sale, which is expected to occur within one year.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at June 28, 2008 are summarized as follows in millions of U.S. dollars:

	2007 Restructuring Plan	FMG Disposal	Other Restructuring Initiatives	Total Restructuring & Other Related Closure Costs
Provision as at December 31, 2007	60	2	20	82
Changes incurred in H 1 2008	41	37	13	91
Provision on business combination	-	-	2	2
Amounts paid	(12)	(5)	(15)	(32)
Currency Translation Effect	-	-	2	2
Provision as at June 28, 2008	89	34	22	145

2007 restructuring plan:

Pursuant to its commitment to a restructuring plan aimed at improving its competitiveness, the Company recorded in the first half of 2008 a total restructuring charge amounting to $41 million, primarily related to one-time termination benefits related to the Carrollton, Texas and Phoenix, Arizona fabs.

FMG disposal:

In the first half of 2008, the Company recorded $37 million restructuring charges related to FMG deconsolidation, of which $25 million were an additional loss on the disposal recorded in the second quarter of 2008 and $12 million were other related deconsolidation costs consisting of phase-out costs and severance payments.

Other restructuring initiatives:

In the first half of 2008, the Company recorded $13 million restructuring charges related to former and newly committed restructuring initiatives, consisting primarily of termination benefits and early retirement arrangements in certain European locations. Additionally, upon the acquisition of Genesis, the Company committed to a restructuring plan aimed at rationalizing its operations in the region for which a provision for involuntary termination benefits amounting to $2 million was recorded.

Total impairment, restructuring charges and other related closure costs

The 2007 restructuring plan, which is still expected to result in pre-tax charges in the range of $270 million to $300 million, registered a total charge of $228 million as of June 28, 2008 (of which $155 million occurred in 2008 and $73 million occurred in 2007). This plan is expected to be completed in mid 2009.

The total actual costs that the Company will incur may differ from these estimates based on the timing required to fully complete the restructuring plans, the number of people involved, the final agreed termination benefits and the costs associated with the transfer of equipment, product and processes.

8.	Interest Income, Net

Interest income, net consisted of the following:

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Income	38	36	77	71
Expense	(19)	(18)	(37)	(35)

Total interest income, net	19	18	40	36

Interest expense also included charges related to the amortization of issuance costs incurred by the Company for the outstanding bonds. In the second quarter of 2008, interest income included $4 million recognized on the subordinated notes that the Company holds from its equity investment Numonyx, as described in Note 13.

9.	Business Combinations

On January 17, 2008, the Company acquired effective control of Genesis Microchip Inc. (“Genesis Microchip”) under the terms of a tender offer announced on December 11, 2007. On January 25, 2008, the Company acquired the remaining common shares of Genesis Microchip that had not been acquired through the original tender by offering the right to receive the same $8.65 per share price paid in the original tender offer. Payment of approximately $340 million for the acquired shares was made through a wholly-owned subsidiary of the Company that was merged with and into Genesis Microchip promptly thereafter. Additional direct costs associated with the acquisition are estimated to be approximately $8 million and were accrued as at March 30, 2008. On closing, Genesis Microchip became part of the Company’s Home Entertainment & Displays business activity which is part of the Application Specific Product Group segment. The acquisition of Genesis Microchip was performed to expand the Company’s leadership in the digital TV market. Genesis Microchip will enhance the Company’s technological capabilities for the transition to fully digital solutions in the segment and strengthen its product intellectual property portfolio.

Purchase price allocation resulted in the recognition of $11 million in marketable securities, $14 million in property, plant and equipment, $44 million of deferred tax assets while intangible assets included $44 million of core technologies, $27 million related to customer relationships, $2 million of trademarks, $17 million of goodwill and $2 million of liabilities net of other current assets. The Company also recorded in the first quarter of 2008 $21 million of acquired research and development assets that the Company immediately wrote-off. Such in-process research and development charge was recorded on the line “research and development expenses” in the consolidated statement of income in the first quarter of 2008. The core technologies have an average useful life of approximately four years, the customers’ relationship of seven years and the trademarks of approximately two years. The purchase price allocation is based on a third party independent appraisal.

The unaudited proforma information below assumes that Genesis Microchip was acquired on January 1, 2008 and incorporates the results of Genesis Microchip beginning on that date. The unaudited three months and six months ended June 30, 2007 information has been adjusted to incorporate the results of Genesis Microchip on January 1, 2007. Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2008.

Pro forma Statements of Income (unaudited)	Three months ended		Six Months Ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
Net revenues	2,391	2,462	4,862	4,776
Gross profit	880	855	1,777	1,654
Operating expenses	(906)	(1,643)	(1,922)	(2,423)
Operating loss	(26)	(788)	(145)	(769)
Net loss	(47)	(773)	(162)	(739)
Loss per share (basic)	(0.05)	(0.86)	(0.18)	(0.82)
Loss per share (diluted)	(0.05)	(0.86)	(0.18)	(0.82)

Statements of Income, as reported	Three months ended		Six Months Ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
Net revenues	2,391	2,418	4,869	4,693
Gross profit	880	838	1,779	1,623
Operating expenses	(906)	(1,610)	(1,893)	(2,333)
Operating loss	(26)	(772)	(114)	(710)
Net loss	(47)	(758)	(131)	(684)
Loss per share (basic)	(0.05)	(0.84)	(0.15)	(0.76)
Loss per share (diluted)	(0.05)	(0.84)	(0.15)	(0.76)

10.	Available-for-sale Financial Assets

As at June 28, 2008, the Company had financial assets classified as available-for-sale corresponding to equity and debt securities.

The amount invested in equity securities was $5 million at June 28, 2008. These investments correspond to financial assets held as part of a long-term incentive plan in one of the Company’s subsidiaries. They are reported on the line “Other investments and other non-current assets” on the consolidated balance sheet as at June 28, 2008. The Company did not record any significant change in fair value on these equity securities classified as available-for-sale in the second quarter of 2008.

As at June 28, 2008, the Company had investments in long-term subordinated notes amounting to $145 million and bearing interest at market rates as a result of the Numonyx transaction, as further detailed in Notes 12, 13 and 14. These notes are recorded as long-term receivables on the line “Other investments and other non-current assets” on the consolidated balance sheet as at June 28, 2008, are classified as available-for-sale and recorded at fair value as of June 28, 2008, with changes to fair value, when determined as temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. As of June 28, 2008 the Company had reported an after-tax decline in fair value on the long-term subordinated notes totaling $10 million since the notes were received at the time of the Numonyx transaction. Future fair value measurements, which will correspond to an FAS 157 level 3 fair value hierarchy, will be based on publicly available swap rates for fixed income obligations with similar maturities. Fair value measurement information is further detailed in Note 23.

As at June 28, 2008, the Company had investments in debt securities amounting to $1,198 million, composed of $898 million invested in senior debt floating rate notes issued by primary financial institutions with an average rating of Aa3/A+ and $300 million invested in auction rate securities. The floating rate notes are reported as current assets on the line “Marketable securities” on the consolidated balance sheet as at June 28, 2008, since they represent investments of funds available for current operations. The auction-rate securities, which have a final maturity between 10 and 40 years, were purchased in the Company’s account by Credit Suisse Securities LLC contrary to the Company’s instructions; they are classified as non-current assets on the line “Non-current marketable securities” on the consolidated balance sheet as at June 28, 2008 since the Company intends to hold these investments beyond one year. The Company sold $160 million of floating rate notes during the second quarter of 2008, in order to generate cash in view of the foreseen payment commitment related to the acquisition from NXP to be closed in the third quarter of 2008.

All these debt securities are classified as available-for-sale and recorded at fair value as at June 28, 2008, with changes in fair value, when determined as temporary declines, recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. As of June 28, 2008, the Company reported an after-tax decline in fair value on the floating rate notes totaling $6 million due to the widening of credit spreads. Out of the 24 investment positions in floating-rate notes, 10 positions are in an unrealized loss position. The Company estimated the fair value of these financial assets based on public quoted market prices, which corresponds to an FAS 157 level 1 fair value hierarchy. This change in fair value was recognized as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity since the Company assessed that this decline in fair value was temporary and that the Company was in a position to recover the total carrying amount of these investments on subsequent periods. Since the duration of the floating-rate note portfolio is only 2.5 years on average and the securities have a minimum Moody’s rating of “A1”, the Company expects the value of the securities to return to par as the final maturity is approaching.

On the auction-rate securities, the Company reported an other-than-temporary decline in fair value amounting to $39 million in the second quarter of 2008, which was immediately recorded in the consolidated statement of income on the line “Other-than-temporary impairment charge on financial assets”. Starting in the first quarter of 2008, the fair value measure of these securities, which corresponds to an FAS 157 level 3 fair value hierarchy, was based on publicly available indexes of securities with same rating and comparable/similar underlying collaterals or industries exposure (such as ABX, ITraxx and IBoxx), which the Company believes approximates the orderly exit value in the current market. Until December 31, 2007, the fair value was measured (i) based on the weighted average of available information public indexes as described above and (ii) using ‘mark to market’ bids and ‘mark to model’ valuations received from the structuring financial institutions of the outstanding auction rate securities, weighting the different information at 80% and 20% respectively. In the second quarter of 2008, as in the previous quarter, no prices from the financial institutions were available. The estimated value of these securities could further decrease in the future as a result of credit market deterioration and/or other downgrading. Fair value measurement information is further detailed in Note 23.

In the first half of 2007, the Company invested $511 million in floating-rate notes and $171 million in auction-rate securities.

11.	Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

Inventories, net of reserve consisted of the following:

	(Unaudited)	(Audited)
In In millions of U.S. dollars	As at June 28, 2008	As at December 31, 2007

Raw materials	77	72
Work-in-process	951	808
Finished products	552	474

Total Inventories, net	1,580	1,354

As at June 28, 2008, inventories amounting to $2 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet following the management’s decision to sell the Company’s fab in Phoenix.

As at December 31, 2007, inventories amounting to $329 million were reported as a component of the line “Assets held for sale” on the consolidated balance sheet as part of the assets to be transferred to Numonyx, the newly created flash memory company upon FMG deconsolidation.

12.	Asset Disposal

On May 22, 2007, the Company announced that it had entered into an agreement with Intel Corporation and Francisco Partners L.P. to create a new independent semiconductor company from the key assets of the Company’s Flash Memory Group and Intel’s flash memory business (“FMG deconsolidation”). Under the terms of the agreement, the Company will sell its flash memory assets, including its NAND joint venture interest and other NOR resources, to the new company, which will be called Numonyx Holdings B.V. (“Numonyx”), while Intel will sell its NOR assets and resources. In exchange, the Company was expected to receive, at closing, a combination of cash and a 48.6% equity ownership stake in the new company; Intel was expected to receive cash and a 45.1% equity ownership stake; and Francisco Partners L.P. was to invest $150 million in cash to purchase participating convertible preferred stock with certain liquidation preferences and convertible into a 6.3% ownership interest, subject to adjustments in certain circumstances.

As a result of the signing of the definitive agreement for the FMG deconsolidation and upon meeting FAS 144 criteria for assets held for sale, the Company reclassified in 2007 the assets to be transferred to Numonyx from their original balance sheet classification to the line “Assets held for sale”. Coincident with this classification, the Company  recorded an impairment charge of  $857 million to adjust the value of these assets to fair value less costs to sell at June 30, 2007, reporting the loss on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income for second quarter of 2007. Fair value less costs to sell was based on the net consideration provided for in the agreement and significant estimates.

Although the transaction was originally expected to close in the second half of 2007, the closing was delayed due to, among other things, the significant turmoil in the debt capital markets which, in turn, resulted in certain revisions to the terms of the transaction. Based on the revised structure, at closing, Numonyx had a similar level of cash but a lower level of indebtedness compared to what had originally been anticipated. Additionally, the Company and Intel both agreed to accept a reduction in the non-equity portion of their consideration and rather than cash, agreed to accept long-term, interest-bearing subordinated notes. As a consequence of these changes to the terms of the transaction, in combination with changes to the levels of assets used by the business and exchange rates, as well as a general decline in market valuations for comparable companies during the second half of 2007 that impacted the valuation of the equity stake to be received, the estimated value of the total consideration to be received by the Company in the transaction was reduced in the fourth quarter of 2007 resulting in an additional impairment charge of $249 million during the period.

During the first quarter of 2008, the terms of the transaction were further refined. Among other things, the Company and Intel agreed to guarantee the term debt and revolving credit agreement of Numonyx; the Company and Intel agreed to a reduction in the amount of subordinated notes they would receive; and it was agreed that Francisco Partners would receive 6.3% of the total subordinated notes to be issued by Numonyx in addition to its convertible preferred stock in exchange for its initial investment of $150 million. The Numonyx transaction closed on March 30, 2008. At closing, through a series of steps, the Company contributed its flash memory assets and businesses as previously announced, for 109,254,191 common shares of Numonyx, representing a 48.6% equity ownership stake valued at $966 million, and $156 million in long-term subordinated notes, as described in Note 14. As a consequence of the final terms and balance sheet at the closing date and additional agreements on assets to be contributed, coupled with changes in valuation for comparable Flash memory companies, the Company incurred an additional pre-tax loss of $189 million for the year, with $164 million in the first quarter of 2008 and $25 million in the second quarter of 2008, which was reported on the line “Impairment, restructuring charges and other related closure costs” of the consolidated statement of income. The total loss calculation also included a provision of $139 million to reflect the value of rights granted to Numonyx to use certain assets retained by the Company. No remaining amounts related to the FMG deconsolidation was reported as current assets on the line “Assets held for sale” of the consolidated balance sheet as of June 28, 2008.

The amounts reflected in “Assets held for sale” at June 28, 2008 are related to the Phoenix manufacturing site, as described in Note 7.

13.	Equity Investments

Hynix ST Joint Venture

In 2004, the Company signed a joint venture agreement with Hynix Semiconductor Inc. to build a front-end memory manufacturing facility in Wuxi City, Jiangsu Province, China. Under the agreement, Hynix Semiconductor Inc. contributed $500 million for a 67% equity interest and the Company contributed $250 million for a 33% equity interest. Additionally, the Company originally committed to grant $250 million in long-term financing to the new joint venture guaranteed by the subordinated collateral of the joint venture’s assets. The Company made the total $250 million capital contribution as previously planned in the joint venture agreement in 2006. The Company accounted for its share in the Hynix ST joint venture under the equity method based on the actual results of the joint venture through the first quarter of 2008.

In 2007, Hynix Semiconductor Inc. invested an additional $750 million in additional shares of the joint venture to fund a facility expansion. As a result of this investment, the Company’s equity interest in the joint venture declined from approximately 33% to 17%. At December 31, 2007 the investment in the joint venture amounted to $276 million and was included in assets held for sale on the consolidated balance sheet as it was to be transferred to Numonyx upon the formation of that company, as described in Note 12.

Due to regulatory and withholding tax issues the Company could not directly provide the joint venture with the $250 million long-term financing as originally planned. As a result, in 2006, the Company entered into a ten-year term debt guarantee agreement with an external financial institution through which the Company guaranteed the repayment of the loan by the joint venture to the bank. The guarantee agreement includes the Company placing up to $250 million in cash on a deposit account. The guarantee deposit will be used by the bank in case of repayment failure from the joint venture, with $250 million as the maximum potential amount of future payments the Company, as the guarantor, could be required to make. In the event of default and failure to repay the loan from the joint venture, the bank will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the joint venture’s assets. In 2006, the Company placed $218 million of cash on the guarantee deposit account. In the first half of 2007, the Company placed the remaining $32 million of cash, which totaled $250 million as at June 28, 2008 and was reported as “Restricted cash” on the consolidated balance sheet.

The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $17 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at June 28, 2008, and the Company reported the debt guarantee on the line “Other investments and other non-current assets” since the terms of the FMG deconsolidation do not include the transfer of the guarantee.

The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its indirect investment through Numonyx and the debt guarantee commitments.

Numonyx

On March 30, 2008, the Company signed a venture agreement with Intel and Francisco Partners L.P. for the creation of Numonyx. At closing, the Company contributed its flash memory assets and businesses for a 48.6% equity ownership stake in common stock and $156 million in long-term subordinated notes, which are further described in Note 14. Intel contributed its NOR assets and certain assets related to PCM resources, while Francisco Partners L.P. invested $150 million in cash. Intel and Francisco Partners L.P.’s equity ownership interest in Numonyx are 45.1% in common shares and 6.3% in convertible preferred stock, respectively. The convertible preferred stock of Francisco Partners L.P.’s includes preferential payout rights. Also at closing, the Company accounted for its share in Numonyx under the equity method based on the actual results of the venture. As at June 28, 2008 the Company reported $5 million loss for Numonyx equity investment on the line “Earnings (loss) on equity investments” on the Company’s consolidated income statement. In the valuation of Numonyx investment under the equity method, the Company applies a one-quarter lag reporting. Consequently, equity gain (loss) related to Numonyx earnings for the second quarter of 2008 will be reported by the Company in the third quarter of 2008. Nevertheless, the Company has recorded in the second quarter of 2008 on the line  “Earnings (loss) on equity investment” a $4 million decrease to Numonyx equity investment related to interest expense on the Subordinated notes and corresponding to the Company’s equity interest in the financial expense of Numonyx, as described in Note 8. The Company also recognized on the line “Earnings (loss) on equity investments” $1 million stock-based compensation and related payroll taxes recorded on awards granted to employees transferred to Numonyx.

Upon creation, Numonyx entered into financing arrangements for a $450 million term loan and a $100 million committed revolving credit facility from two primary financial institutions. The loans have a four-year term. Intel and the Company have each granted in favor of Numonyx a 50% debt guarantee not joint and several. In the event of default and failure to repay the loans from Numonyx, the banks will exercise the Company’s rights, subordinated to the repayment to senior lenders, to recover the amounts paid under the guarantee through the sale of the assets. The debt guarantee was evaluated under FIN 45. It resulted in the recognition of a $69 million liability, corresponding to the fair value of the guarantee at inception of the transaction. The liability was recorded against the value of the equity investment. The debt guarantee obligation was reported on the line “Other non-current liabilities” in the consolidated balance sheet as at June 28, 2008.

At June 28, 2008 the Company’s investment in Numonyx amounted to $1,032 million.

The Company’s current maximum exposure to loss as a result of its involvement with Numonyx is limited to its equity investment, its investment in subordinated notes and its debt guarantee obligation.

14.	Other Investments and Other Non-current Assets

Investments and other non-current assets consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	As at June 28, 2008	As at December 31, 2007

Investments carried at cost	34	34
Available for sale equity securities	5	5
Long-term receivables related to funding	84	46
Long-term receivables related to tax refund	34	34
Debt issuance costs, net	10	11
Cancellable swaps designated as fair value hedge	12	8
Deposits and other non-current assets	53	44
Long-term notes from equity investment	145	-

Total Other investments and other non-current assets	377	182

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of Photomask in which the Company holds a 19% equity interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% equity interest. In the event of the liquidation of the joint venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. No provision for this obligation has been recorded to date. At June 28, 2008, the Company’s total contribution to the joint venture was $10 million. The Company continues to maintain its 19% ownership of the joint venture, and therefore continues to account for this investment under the cost method. The Company has identified the joint venture as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its equity investment.

Long-term receivables related to funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects.

Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

In 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due in 2016 that carry a fixed interest rate. The cancellable swaps convert the fixed rate interest expense recorded on the convertible bonds due 2016 to a variable interest rate based upon adjusted LIBOR. The cancellable swaps meet the criteria for designation as a fair value hedge, as further detailed in Note 22 and are reflected at their fair value in the consolidated balance sheet as at June 28, 2008, which was positive for approximately $12 million.

As described in Note 13, the Company and its partners completed on March 30, 2008 the creation of Numonyx. At closing, as part of the consideration for its contribution, the Company received $156 million in long-term subordinated notes, due in 2038. The investment, registered at fair value, amounted to $145 million as at June 28, 2008, with a pre-tax decline in fair value totaling $11 million recorded as a separate component of “Accumulated other comprehensive income” in the consolidated statement of changes in shareholders’ equity. Fair value measurement on Numonyx Subordinated notes is further described in Note 23. These long-term notes yield 9.5% interest, generally payable in kind for seven years and in cash thereafter. In liquidation events in which proceeds are insufficient to pay off the term loan, revolving credit facilities and the Francisco Partners’ preferential payout rights, the subordinated notes will be deemed to have been retired.

15.	Long-term Debt

Long term debt consisted of the following:

	(Unaudited)	(Audited)
In millions of U.S. dollars	June 28, 2008	December 31, 2007

Bank loans:
5.72% due 2008, floating interest rate at Libor + 0.40%	-	43
3.08% due 2009, floating interest rate at Libor + 0.40%	50	50
Funding program loans:
1.44% (weighted average), due 2009, fixed interest rate	14	13
0.89% (weighted average), due 2010, fixed interest rate	41	38
2.77% (weighted average), due 2012, fixed interest rate	13	12
0.49% (weighted average), due 2014, fixed interest rate	9	9
3.33% (weighted average), due 2017, fixed interest rate	78	80
2.89% due 2014, floating interest rate at Libor + 0.017%	341	205
Capital leases:
0.92% (weighted average), due 2011, fixed interest rate	110	22
Senior Bonds:
5.36%, due 2013, floating interest rate at Euribor + 0.40%	787	736
Convertible debt:
-0.50% convertible bonds due 2013	2	2
1.5% convertible bonds due 2016	1,021	1,010

Total long-term debt	2,466	2,220
Less current portion	(153)	(103)
Total long-term debt, less current portion	2,313	2,117

In August 2003, the Company issued $1,332 million principal amount at issuance of zero coupon unsubordinated convertible bonds due 2013. The bonds were issued with a negative yield of 0.5% that resulted in a higher principal amount at issuance of $1,400 million and net proceeds of $1,386 million. The negative yield through the first redemption right of the holder totals $21 million and was recorded in capital surplus. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each one thousand dollar face value of the bonds. The holders may redeem their convertible bonds on August 5, 2006 at a price of $985.09, on August 5, 2008 at $975.28 and on August 5, 2010 at $965.56 per $1000 dollar face value of the bonds. As a result of this holder’s option, the redemption occurred in 2006. Pursuant to the terms of the convertible bonds due 2013, the Company was required to purchase, at the option of the holders, 1,397,493 convertible bonds, at a price of $985.09 each between August 7 and August 9, 2006. This resulted in a cash payment of $1,377 million. The outstanding long-term debt corresponding to the 2013 convertible debt amounted approximately to $2 million as at June 28 2008 corresponding to the remaining 2,505 bonds valued at August 5, 2008 redemption price. At any time from August 20, 2006 the Company may redeem for cash at their negative accreted value all or a portion of the convertible bonds subject to the level of the Company’s share price.

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. This conversion rate has been adjusted from 43.363087 shares per one thousand dollar face value of the bonds as at May 21, 2007, as the result of the extraordinary cash dividend approved by the Annual General Meeting of Shareholders held on May 14, 2008. This new conversion has been effective since May 19, 2008. The holders can also redeem the convertible bonds on February 23, 2011 at a price of $1,077.58, on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. The Company can call the bonds at any time after March 10, 2011 subject to the Company’s share price exceeding 130% of the accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. The Company may redeem for cash at the principal amount at issuance plus accumulated gross yield all, but not a portion, of the convertible bonds at any time if 10% or less of the aggregate principal amount at issuance of the convertible bonds remain outstanding in certain circumstances or in the event of changes to the tax laws of the Netherlands or any successor jurisdiction. In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of these convertible bonds. As a result of these cancellable swap hedging transactions, which are described further in Note 22, the effective yield on the $200 million principal amount of the hedged convertible bonds has changed from 1.50% to -0.30% as of June 28, 2008.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Company, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding.

16.	Earnings (Loss) per Share

Basic net earnings (loss) per share is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, nonvested shares granted and the conversion of convertible debt.

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars, except per share amounts	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Basic Loss per Share:
Net loss	(47)	(758)	(131)	(684)
Weighted average shares outstanding	900,492,587	898,762,654	900,129,990	898,086,120

Loss per Share (basic)	(0.05)	(0.84)	(0.15)	(0.76)

Diluted Loss per Share:
Net loss	(47)	(758)	(131)	(684)
Interest expense on convertible debt, net of tax	-	-	-
Net loss, adjusted	(47)	(758)	(131)	(684)

Weighted average shares outstanding	900,492,587	898,762,654	900,129,990	898,086,120
Dilutive effect of stock options	-	-		-
Dilutive effect of nonvested shares	-	-		-
Dilutive effect of convertible debt	-	-		-
Number of shares used in calculating Loss per Share	900,492,587	898,762,654	900,129,990	898,086,120

Loss per Share (diluted)	(0.05)	(0.84)	(0.15)	(0.76)

As of June 28, 2008, common shares issued were 910,307,305 shares of which 14,061,954 shares were owned by the Company as treasury stock.

As of June 28, 2008, there were outstanding stock options exercisable into the equivalent of 41,784,926 common shares. There was also the equivalent of 42,769,152 common shares outstanding for convertible debt, out of which 74,936 for the 2013 bonds and 42,694,216 for the 2016 bonds. None of these bonds have been converted to shares during the second quarter of 2008.

17.	Post Retirement and Other Long-term Employee Benefits

The Company and its subsidiaries have a number of both funded and unfunded defined benefit pension plans and other long-term employees’ benefits covering employees in various countries. The defined benefits plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The other long-term employees’ plans provide for benefits due during the employees’ period of service after certain seniority levels. Consequently, the Company reported for the second quarter of 2008 and 2007, respectively, those plans under a separate tabular presentation. The Company uses a December 31 measurement date for the majority of its plans. Eligibility is generally determined in accordance with local statutory requirements.

For Italian termination indemnity plan (“TFR”), the Company continues to measure the vested benefits to which Italian employees are entitled as if they retired immediately as of June 28, 2008, in compliance with the Emerging Issues Task Force Issue No. 88-1, Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan (“EITF 88-1”). The TFR was reported according to FAS 132(R), as any other defined benefit plan until the new Italian regulation concerning employee retirement schemes enacted on July 1, 2007. Since that date, the future TFR has been accounted for as a defined contribution plan, the accruals being maintained as a Defined Benefit plan in the company books.

The components of the net periodic benefit cost included the following:

	Pension Benefits
	(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008,	June 30, 2007	June 28, 2008,	June 30, 2007

Service cost	6	10	10	20
Interest cost	7	7	15	14
Expected return on plan assets	(5)	(3)	(9)	(7)
Amortization of actuarial net loss (gain)	-	1	-	1
Amortization of prior service cost	-		-	-
Net periodic benefit cost	8	15	16	28

	Other long-term Benefits
	(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008,	June 30, 2007	June 28, 2008,	June 30, 2007

Service cost	1	-	2	-
Interest cost	-	-	-	-
Expected return on plan assets	-	-	-	-
Amortization of actuarial net loss (gain)	-	-	-	-
Amortization of prior service cost	-	-	1	-
Net periodic benefit cost	1	0	3	-

Employer contributions paid and expected to be paid in 2008 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2007.

18.	Dividends

At the Annual General Meeting of Shareholders on May 14, 2008 shareholders approved the distribution of $0.36 per share in cash dividends, payable in four equal quarterly installments. A first payment was made in the second quarter of 2008 for approximately $81 million. The remaining $0.27 per share cash dividend, to be paid in the third and fourth quarter of 2008 and in the first quarter of 2009, totaled $242 million and was reported as “dividends payable to shareholders” on the consolidated balance sheet as at June 28, 2008.

At the Annual General Meeting of Shareholders on April 26, 2007 shareholders approved the distribution of $0.30 per share in cash dividends. A dividend amount of approximately $269 million was paid in the second quarter of 2007.

19.	Treasury Stock

In 2002 and 2001, the Company repurchased 13,400,000 of its own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity. Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Company acquired 6,734,450 shares in the second quarter of 2008, for a total amount of approximately $83 million, also reflected at cost as a reduction of the shareholders’ equity.

The treasury shares have been designated for allocation under the Company’s share-based remuneration programs on non-vested shares including such plans as approved by the 2005, 2006 and 2007 Annual General Meeting of Shareholders. As of June 28, 2008, 6,072,496 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, following the full vesting of the 2005 stock-award plan, the vesting of the second tranche of the 2006 stock-award plan and of the first tranche of the 2007 stock-award plan in the second quarter of 2008, together with the acceleration of the vesting of a limited number of stock-awards.

As of June 28, 2008, 14,061,954 treasury shares were outstanding.

As of June 30, 2007, 1,782,236 of these treasury shares had been transferred to employees under the Company’s share-based remuneration programs, following the vesting as of April 27, 2007 of the first and second tranches of the stock-award plans granted in 2006 and 2005 and the acceleration of the vesting of a limited number of stock-awards.

20.	Contingencies and Uncertainties in Income Tax Positions

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

With the adoption of FIN 48 in the first quarter of 2007, the Company applies a two-step process for the evaluation of uncertain income tax positions based on a “more likely than not” threshold to determine if a tax position will be sustained upon examination by the taxing authorities, as described in details in Note 5. In the second quarter of 2008 the Company identified new uncertain tax positions in one of its European tax jurisdictions, for which tax benefits totaling $16 million were not recognized as at June 28, 2008. Except for this 2008 event, the amount of unrecognized tax benefits did not materially change during the second quarter of 2008. Nevertheless, events may occur in the near future that would cause a material change in the estimate of the unrecognized tax benefit. All unrecognized tax benefits would affect the effective tax rate, if recognized. Interest and penalties recognized in the consolidated balance sheets as at June 28, 2008 and December 31, 2007 and in the consolidated statement of income for the second quarter of 2008 and 2007 are not material. The tax years that remain open for review in the Company’s major tax jurisdictions are from 1996 to 2008.

21.	Claims and Legal Proceedings

The Company has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Company may become involved in costly litigation brought against the Company regarding patents, mask works, copy-rights, trade-marks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to license the underlying intellectual property right at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows or financial position and ability to compete.

The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with claims from customers or other parties. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

The Company is currently a party to legal proceedings with SanDisk Corporation (“SanDisk”) and Tessera Technologies, Inc (“Tessera”). Based on management’s current assumptions made with support of the Company’s outside attorneys, the Company is not currently in a position to evaluate any probable loss, which may arise out of such litigation.

22.	Derivative Instruments

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. The Company enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries. These instruments do not qualify as hedging instruments under Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”) and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company also hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods through the use of foreign currency forward contracts and currency options.

The derivative instruments used to hedge exposures are reflected at their fair value in the consolidated balance sheets and meet the criteria for designation as cash flow hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction. Foreign currency forward contracts and currency options used as hedges are effective at reducing the Euro/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an on-going basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options is measured on the full fair value of the option, including the time value of the option. For these derivatives, ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The ineffective portion of the hedge is immediately reported in “Other income and expenses, net” in the consolidated statements of income. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income” in the consolidated statements of changes in shareholders’ equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statements of income line item as the impact of the hedged transaction. The gain or loss is recognized immediately in “Other income and expenses, net” in the consolidated statements of income when a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified.

Fair Value Hedge

In the second quarter of 2006, the Company entered into cancellable swaps with a combined notional value of $200 million to hedge the fair value of a portion of the convertible bonds due 2016 carrying a fixed interest rate. These financial instruments correspond to interest rate swaps with a cancellation feature depending on the Company’s convertible bonds convertibility. They convert the fixed rate interest expense recorded on the convertible bond due 2016 to a variable interest rate based upon adjusted LIBOR. The interest rate swaps meet the criteria for designation as a fair value hedge and, as such, both the interest rate swaps and the hedged portion of the bonds are reflected at the fair values in the consolidated balance sheets. The criteria for designating a derivative as a hedge include evaluating whether the instrument is highly effective at offsetting changes in the fair value of the hedged item attributable to the hedged risk. Hedged effectiveness is assessed on both a prospective and retrospective basis at each reporting period. The interest rate swaps are highly effective for hedging the change in fair value of the hedged bonds attributable to changes in interest rates and were designated as a fair value hedge at their inception. Any ineffectiveness of the hedge relationship is recorded as a gain or loss on derivatives as a component of “Other income and expenses, net”. If the hedge becomes no longer highly effective, the hedged portion of the bonds will discontinue being marked to fair value while the changes in the fair value of the interest rate swaps will continue to be recorded in the consolidated statements of income.

The net gain recognized in “Other income and expenses, net” for the six months ended June 28, 2008 as a result of the ineffective portion of this fair value hedge amounted to $1 million. The net gain recognized in “Other income and expenses, net” for the six months ended June 30, 2007 as a result of the ineffective portion of this fair value hedge was not material.

23.	Fair Value Measurements

The table below details assets (liabilities) measured at fair value on a recurring basis as at June 28, 2008:

		Fair Value Measurements using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description	June 28, 2008
In millions of U.S. dollars
Available-for-sale debt securities	1,198	898		300
Available-for-sale equity securities	5	5
Available-for-sale long term subordinated notes	145			145
Equity securities held for trading	9	9
Derivative instruments designated as cash flow hedge	11	11
Derivative instruments designated as fair value hedge	12		12
Derivative instruments not designated as hedge	(1)	(1)
Total	1,379	922	12	445

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between June 28, 2008 and December 31, 2007 is presented as follows:

In millions of U.S. dollars	Fair Value Measurements using Significant Unobservable Inputs (Level 3)
December 31, 2007	369
Subordinated notes received in Numonyx transaction	156
Other-than-temporary impairment charge included in earnings	(69)
Temporary decline in fair value on Numonyx subordinated notes	(11)
Settlements and redemptions
June 28, 2008	445

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	(69)

24.	Segment Reporting

The Company operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products through its Incard division, which includes the production and sale of both silicon chips and Smartcards.

Effective January 1, 2007, to meet the requirements of the market together with the pursuit of strategic repositioning in Flash memory, the Company reorganized its product segment groups into three segments:

•	Application Specific Product Groups (“ASG”) segment;

•	Industrial and Multisegment Sector (“IMS”) segment; and

•	Flash Memory Group (“FMG”) segment (until March 30, 2008).

The ASG segment includes the Automotive Products, Computer Peripherals, Mobile, Multimedia and Communications Group and Home, Entertainment & Display Group. The IMS segment contains the Microcontrollers, Memories and Smartcards Group and the Analog, Power and MEMS Group. FMG segment incorporates all Flash Memory operations, including research and development and product-related activities, front- and back-end manufacturing, marketing and sales. Since March 31, 2008, following the creation with Intel of Numonyx, a new independent semiconductor company from the key assets of its and Intel’s Flash memory business (“FMG deconsolidation”), the Company has ceased reporting under the FMG segment.

The Company’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

In the Subsystems business area, the Company designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present the Company’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Company’s internal policies, certain cost items are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

Net revenues by product segment

	Unaudited		Unaudited
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Net revenues by product segment:
Application Specific Product Groups segment	1,511	1,303	2,904	2,524
Industrial and Multisegment Sector segment	865	767	1,637	1,488
Flash Memory Group segment	-	331	299	654
Others(1)	15	17	29	27

Total Consolidated net revenues	2,391	2,418	4,869	4,693

(1)	Includes revenues from sales of subsystems and other products not allocated to product segments.

Operating income (loss) by product segment

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Operating income (loss) by product segment:
Application Specific Product Groups segment	35	53	42	52
Industrial and Multisegment Sector segment	132	103	222	210
Flash Memory Group segment		(25)	16	(42)
Total operating income (loss) of product segments	167	131	280	220
Others(1)	(193)	(903)	(394)	(930)

Total Consolidated operating income (loss)	(26)	(772)	(114)	(710)

(1) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(Unaudited)		(Unaudited)
	Three months ended		Six months ended
In millions of U.S. dollars	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007

Reconciliation to Consolidated operating income (loss):
Total operating income of product segments	167	131	280	220
Strategic and other research and development programs	(6)	(4)	(7)	(8)
Acquired in-process R&D	-	-	(21)	-
Start up costs		(5)	(7)	(15)
Impairment, restructuring charges and other related closure costs	(185)	(906)	(369)	(918)
Other non-allocated provisions(1)	(2)	12	10	11
Total operating loss Others (2)	(193)	(903)	(394)	(930)

Total Consolidated operating income (loss)	(26)	(772)	(114)	(710)

(1) Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs.
(2) Operating income (loss) of “Others” includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses, such as: strategic or special research and development programs, acquired in-process R&D, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products Group including remaining FMG costs starting from the second quarter of 2008.

25.	Subsequent Events

On April 10, 2008, the Company announced that it had reached an agreement with NXP, an independent semiconductor company founded by Philips, to combine their respective key wireless operations to form a joint venture company. The transaction closed on July 28, 2008 and the joint venture company, which is named ST-NXP Wireless, will start operations on August 2, 2008. At closing, the Company received an 80% stake in the joint venture and paid NXP $1,550 million, including a control premium that was funded from outstanding cash. NXP will continue to own a 20% interest in the venture; however, the Company and NXP have agreed on a future exit mechanism for NXP’s interest, which involves put and call options based on the financial results of the business that are exercisable starting three years from the formation of the joint venture, or earlier under certain conditions. The Company will consolidate the joint venture; however, the purchase price has not yet been allocated.